




Cue Energy Resources Limited

A.B.N. 45 066 383 971

FINANCIAL REPORT

2010

CORPORATE DIRECTORY

Directors
Richard G. Tweedie LL.B – Chairman
Leon Musca LL.B
Steven J. Koroknay BE (Hons)
Chief Executive Officer
Robert J. Coppin BSc(Hons)
Chief Financial Officer/Company Secretary
Andrew M. Knox B.Com

Registered Office and Principal Operations Office
Level 21, 114 William Street
Melbourne, Victoria 2000 Australia
Telephone: + 61 (3) 9670 8668
Facsimile: + 61 (3) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au
ABN 45 066 383 971

Share Register
Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford, Victoria 3067 Australia
GPO Box 2975
Melbourne, Victoria 3000 Australia
Telephone: 1300 850 505 (within Australia)
or +61 (3) 9415 4000 (outside Australia)
Email: web.queries@computershare.com.au
Website: www.computershare.com

Computershare Investor Services Pty Limited
C/- Kina Securities
Level 2, Deloitte Tower
Douglas Street
(PO Box 1141)
Port Moresby, National Capital District
Papua New Guinea
Telephone: +67 (5) 308 3888
Facsimile: +67 (5) 308 3899

Auditor
PKF
Level 14, 140 William Street
Melbourne, Victoria 3000 Australia

Solicitors
Allens Arthur Robinson
530 Collins Street
Melbourne, Victoria 3000 Australia

Stock Exchange Listings
Australian Securities Exchange Ltd
525 Collins Street
Melbourne, Victoria 3000 Australia
ASX Code: CUE

Stock Exchange Listings (cont')
NZX Limited
Level 2, NZX Centre, 11 Cable Street
PO Box 2959
Wellington, New Zealand

Port Moresby Stock Exchange
Cnr of Champion Parade & Hunter Street
Port Moresby, Papua New Guinea

Bankers
National Australia Bank Limited
Level 4, 330 Collins Street
Melbourne Victoria 3000 Australia

ANZ Banking Group Limited
91 William Street
Melbourne Victoria 3000 Australia

Investec Bank (Australia) Limited
Level 31, The Chifley Tower
2 Chifley Square
Sydney NSW 2000 Australia

Westpac Institutional Bank
Level 9, 360 Collins Street
Melbourne Victoria 3000 Australia

CONTENTS

HIGHLIGHTS FOR 2010

Corporate Results

Record production revenue of $54.7 million

Record net profit of $27.5 million

Cash increased to $29.4 million

Debt reduced to US$12 million

Papua New Guinea

LNG project sanctioned

SE Gobe gas sale negotiations underway

Indonesia

Oyong oil production significantly above budget

Oyong gas production begins

Wortel Plan of Development approved by government and FEED studies completed

New Zealand

A full year of Maari oil production

Maari Moki development drilling completed

Maari M2A development well successfully drilled and production begun

Manaia -1 longreach appraisal well successfully drilled and completed

Australia

WA-389-P farmed out to Woodside

Negotiations on farmout of WA-359-P and WA-409-P nearing completion

Planning for Artemis -1 well in WA-360-P completed. Petrobras farms into permit

Chairman's Overview

The past year has been an outstanding one for Cue. We experienced record oil production and production income, primarily as a result of a full year of production from the Maari field in NZ and as a consequence achieved a record net profit of $27.5 million.

Our production income was up 80% to $54.7 million (2009: $30.4 million) and gross profit increased by 98% to $43.6 million (2009: $22 million).

Cash flow was healthy with a year end balance of $29.4 million, and cash currently of $38 million.

Our debt as at 30 September has now reduced to US$10 million.

During the year we hedged 120,000 barrels of oil at US$86 bbl for approx 25% of 2010 production, and a worthwhile addition of $2 million to profit was achieved.

Cue oil production was 589,295 barrels, 61.2% coming from Maari in NZ, 31.9% from the Oyong field in Indonesia, and 6.9% from SE Gobe in Papua New Guinea.

Cue gas production at Oyong was 2.12PJ.

In **New Zealand**, at the Maari field, we produce from an offshore platform into a FPSO, with our chartered tanker taking oil from the FPSO and shipped to the Caltex refinery in Sydney (net sales by Cue of 360,750 barrels). During the year an eight well development drilling programme was completed and two additional wells were successfully drilled to develop the shallower M2A reservoir and appraise the nearby Manaia oil discovery. The Maari Mining Permit has been extended to include the Manaia field. M2A and Manaia oil have increased Maari area 2P reserves by 15.8% to 61.2 million barrels.

Cue has farmed into a 20% interest in a licence adjacent to Maari. A 3D seismic survey was acquired over the Matariki prospect which may be drilled in 2011. Cue also farmed into an onshore Taranaki licence with a well likely to be drilled in 2011.

In **Indonesia,** the Oyong field continues to perform well. Our oil production was 188,101 barrels with a small increase in 2P recoverable reserves. Gas production to the Grati power station began in October 2009 and at year end Cue had sold 2.12PJ. The nearby Wortel gas development is progressing and we are anticipating first gas in late 2011, on approval of the development from the Indonesian Government and completion of gas sale negotiations. We are confident we will achieve a significantly higher gas price for Wortel gas compared to Oyong gas.

In **Papua New Guinea**, our SE Gobe production revenue has held up very well despite the field's natural decline. We produced 40,444 barrels of oil. We expect SE Gobe gas to be sold to the PNG LNG scheme thus extending field life to 2023.

The Barikewa gas field close to the proposed PNG export gas pipeline has the potential to supply gas to an expanded PNG LNG scheme. The Barikewa -3 appraisal well is expected to be drilled in 2011 to firm up reserves.

We recently sold our 10.72% interest in the Kimu gas field in PNG for US$5.14M to Talisman Energy. We considered Kimu to hold further appraisal risks, is a considerable distance from the export pipeline, and likely monetisation is very uncertain.

Our production in NZ, Indonesia and PNG provides a very healthy underwrite to the business and share price. However, it is our very exciting exploration prospects in Australia's Carnarvon Basin which provide potentially major upside for shareholders. Our licence interests are close to both the Pluto and Wheatstone LNG schemes.

In **Australia**, we farmed out WA-360-P in the first instance to MEO Australia who in turned very successfully farmed down their interest to the world giant Petrobras, the national oil company of Brazil. Petrobras will fund the Artemis -1 well which is likely to be drilled in late 2010. Cue will have a 15% free carried interest in this well which MEO assesses has the potential to contain 12 TCF of recoverable gas.

However, it is WA-389-P licence in which we are particularly excited. On completion of our own 3D seismic acquisition, processing and interpretation we embarked on a major farmout exercise, with considerable interest being shown by many world majors. Eventually we farmed out a 65% interest to Woodside in exchange for back costs of US$ 5million, Woodside carrying Cue through the reprocessing of the existing 3D data, the acquisition of 1440 square kilometres of new 3D seismic, and the drilling of an exploration well. Cue will hold a free carried 35% interest through this programme. We are naturally very pleased to enter a joint venture with a company the calibre of Woodside. Their world class LNG expertise and geological knowledge of the Basin is hugely valuable to Cue.

Our remaining Carnarvon licences, WA-359-P and WA-409-P, are both being offered for farmout. Again considerable interest is evident and we expect to introduce a world major into these licences to lead the exploration programme.

Our Carnarvon licences thus provide major exploration upside opportunities for shareholders. The acquisition of these licences, the acquiring of seismic data and the ultimate sell down to world majors to lead us through the next stages of exploration is a significant achievement. The management team and your Board of Directors have achieved something very few small companies ever do.

Corporate Results

Without a doubt the past year has been the most successful for Cue. Cue is now at a stage where the market is starting to take notice, and rightly so. Your Board's intention is to continue to grow the company. We are very fortunate to have a tight well led management team with a very strong exploration led bias. Our recent successes are a testament to that.

The oil exploration and production business is a tough one to be in. Success does not come easily, but when it does it can be a hugely rewarding. Cue is now well on the way to becoming something special

Finally, your Board has had changes with the departure of long serving Director Geoffrey Albers. Geoff was the original founder of Cue and remains a substantial shareholder. We welcomed to the Board Steve Koroknay who has had a very successful career in the oil sector.



Richard Tweedie
Chairman
30th September 2010

JOINT VENTURES INTERESTS

PAPUA NEW GUINEA	
PDL 3	
*Santos	15.921718%
SHP	40.149650%
Oil Search	36.35974%
Cue	**5.568892%**
(SE Gobe Unit	3.285651%)
PRG	2.0%
PPL190	
Oil Search	62.556%
Murray	26.497%
Cue	**10.947%**
PRL9	
*Santos	42.553%
Oil Search	42.553%
Cue	**14.894%**

NEW ZELAND	
Maari Oil Field	
PMP 38160	
*OMV	69%
Todd	16%
Horizon	10%
Cue	**5%**
PEP 51149	
*Todd	40%
Mighty River	30%
Cue	**20%**
Mosaic	10%
PEP51313	
*Todd	50%
Horizon	30%
Cue	**20%**

AUSTRALIA	
Bass Basin Permits	
T/37P, T/38P[(ii)]	
***Cue**	**50%**
Exoil	50%
Carnarvon Basin Permits	
WA-389-P	
*Woodside	65%
Cue	**35%**
WA-359-P	
Exoil	50%
***Cue**	**50%**
WA-360-P	
*Braspetro BV	50%
MEO	25%
Rankin	10%
Cue	**15%**
WA-409-P	
***Cue**	**50%**
Rankin	50%
WA-361-P	
*MEO	50%
Mineralogy	35%
Cue	**15%**
Ashmore Cartier Permit	
AC/RL7	
*PTTEP	80%
Cue	**20%**

INDONESIA	
Sampang PSC[(i)]	
*Santos	45%
SPC	40%
Cue	**15%**

(i) 8.181878% in the Jeruk field.
(ii) 10% working interest in the Spikey Beach block.

***Operator**

Chief Executive Officer's Review

During the year oil production continued from three fields, from the SE Gobe field in Papua New Guinea, from the Oyong field in Indonesia at above budget rate and for a full year from the Maari field in New Zealand.

In Indonesia, gas production began from the Oyong field and development planning for the Wortel gas field was substantially completed.

In Australia, we farmed out one of our high potential exploration permits on the NW shelf, and are in the process of finalising the farmout of two others and in New Zealand we acquired interests in two exploration permits in the Taranaki Basin.

The following information provides further detail about our ventures and projects over the past year.

PAPUA NEW GUINEA

Oil Production

Cue's share of oil production from the SE Gobe field for the financial year was 40,444 barrels (2009: 55,681). The lower volume reflects the expected decline rate for the field.

Oil Search, the operator, has estimated field oil reserves at 31 December 2009 to be;

Million Barrels of Oil (Gross)

	Ultimate Recovery	Cumulative Production to 31 Dec 2009	Remaining to be produced (Cue Share)
Proved (1P)	44.128	40.405	3.723 (0.122)
Proved + Probable (2P)	45.618	40.405	5.213 (0.171)
Proved, Probable & Possible (3P)	48.786	40.405	8.381 (0.275)

These reserves are consistent with SPE guidelines and definitions.

Between 31 December 2009 and 30th June 2010 a further 524,468 barrels of oil were produced, with Cue's share being 17,232 barrels of oil. At 30 June 2010, Cue's share of remaining to be produced proved and probable oil was 153,768 barrels.

The gross recoverable contingent gas resource volume was 176 billion cubic feet (2C).

Gas

Negotiations took place during the year with ExxonMobil, the operator of the PNG LNG project, to sell the SE Gobe gas to the LNG project once production begins. A gas sale is expected to prolong field life to around 2023.

In late 2009, a 60km 2D seismic survey was acquired over the Barikewa gas field. The data is being used to remap the field and to site the Barikewa -3 appraisal well, which is expected to be drilled in 2011. The Barikewa field has the potential to supply gas to an expanded PNG LNG project and hence could provide longer term income for Cue.

During the year, Cue sold its wholly owned subsidiary Omati Oil Pty Ltd to Talisman Energy Nuigini Limited for US$5.14 million. Omati holds a 10.72% interest in PRL8, the licence that contains the Kimu gas field.

INDONESIA

Production

Cue's share of oil production for the financial year was 188,101 barrels (2009: 197,601 barrels). The field production volume exceeded that forecast due to better than expected reservoir performance.

Gas production began from the field in October 2009 and by 30 June 2010 Cue's share of gas produced was 2.12 billion cubic feet. The gas is being sold under a long term contract to the PT Indonesia Power electricity generating station at Grati.

Estimated gross oil and gas reserves as at 31 December 2009 were;

		Oil (million bbl)			**Gas (BCF)** [(1)]		
		1P	**2P**	**3P**	**1P**	**2P**	**3P**
In Place Volumes		50	58	66	104	123	141
Ultimate Recovery		6.0	6.7	7.0	79	103	110
Cumulative Production to 31 Dec 09		4.4	4.4	4.4	4.8	4.8	4.8
Remaining Reserves as at 31 Dec 09							
Oil	Developed	1.7	2.4	2.7	-	-	-
	Cue Share	0.22	0.31	0.35			
Gas	Developed	-	-	-	74	98	105
	Cue Share				10	13	14

[(1)] For gas, estimates of in-place and recoverable volumes include both free gas and solution gas, and recoverable volume estimates are shown as "Sales Gas" figures.

These reserves are consistent with SPE guidelines and definitions.

Oil Production between 31 December 2009 and 30 June 2010 was 524,460 barrels.
Remaining to be produced at 30 June 2010 was 1.876 million barrels (2P) with Cue's share being 0.244 million barrels (2P).

Gas Production between 31 December 2009 and 30 June 2010 was 10.587 BCF.
Remaining to be produced gas at 30 June 2010 was 87.4 BCF with Cue's share being 11.4 BCF (2P).

Development

Front end engineering and design studies for the Wortel gas field were completed during the year. The development plan envisages a small well head platform on the field with two gas production wells and a seven kilometre pipeline to the Oyong facilities, with subsequent gas transportation through the existing pipeline to Grati.

Negotiations for the sale of Wortel gas are proceeding and a field development decision is expected in October 2010, with first gas production in late 2011.

Wortel is currently assessed to contain recoverable gas volumes of 85 – 118 – 146 billion cubic feet in low, mid and high side cases.

NEW ZEALAND

Maari Oil Field

Cue's share of oil production from the Maari field for the financial year was 360,750 barrels (2009: 77,978) barrels for the four months from first production in February 2009. At financial year end 8.662 million barrels gross had been produced from the field.

Development drilling of the primary Moki Formation reservoir was successfully completed in August 2009 with five oil production wells and three water injection wells. A subsequent production well was drilled to the shallow M2A reservoir and oil production initiated from the zone.

Manaia

An eight kilometre Manaia -1 long reach appraisal well was successfully drilled from the Maari platform to the Mangahewa reservoir of the nearby Manaia oil discovery. Manaia -1 was completed for production and is expected to begin producing in September or October 2010.

A permanent workover drilling rig has been installed on the platform and has been used to repair various downhole oil pumps. The periodic failure of some of the pumps has contributed to oil production being below forecast. The pump failure rate is expected to markedly improve with steady state production. The remedial work and enhancement of the water injection system is expected to increase oil production rate over the coming year.

During the year, the New Zealand authorities approved the incorporation of the Manaia field into the Maari Petroleum Mining Permit.

OMV, the operator, has estimated field reserves at 31 December 2009 to be:

Million Barrels of Oil (Gross)				
Reservoir	Proved (1P)	Proved + Probable (2P)	Cumulative Production to 31 Dec 2009	Remaining to be produced (Cue share)
Maari Moki	16.4	51.7	5.7	49.2 (2.46)
Maari M2A*	1.7	3.2		
Manaia Mangahewa*	1.6	6.3	-	- (-)

* reserves relate to a single production well in each reservoir.
These reserves are consistent with SPE guidelines and definitions.

Oil production between 31 December 2009 and 30 June 2010 was 3.0 million barrels.
Remaining to be produced at 30 June 2010 was 44.2 million barrels (2P) with Cue's share being 2.2 million barrels.

Exploration

In October 2009, Cue farmed into the offshore PEP 51313 and the onshore PEP 51149 permits in the Taranaki Basin.

PEP 51313 is adjacent to the Maari and Manaia fields and incorporates the area of the earlier PEP38494 permit in which Cue had an interest. The permit contains several large prospects and in April and May 2010, a 200 square km 3D seismic survey was acquired over the large Matariki prospect and two regional 2D lines were acquired over prospects in the western area of the permit. An exploration well is expected to be drilled in 2011.

The onshore PEP 51149 permit has potential to contain significant gas accumulations with some potential for oil. An exploration well is expected to be drilled in 2011.

AUSTRALIA

Carnarvon Basin

Cue has a participating interest in five large contiguous offshore exploration permits in the Outer Rankin area of the Carnarvon Basin.

The permits have the potential to contain large gas accumulations in a region where there are three LNG developments proposed or under development.

In April 2010, Cue farmed out with Woodside Petroleum in its 100% interest permit WA-389-P. Woodside has agreed to pay US$5 million in past costs and to fund the reprocessing of the existing 3D seismic data, the acquisition of 1440 square kilometres of new 3D seismic data and the drilling of the first exploration well, to acquire a 65% interest. Cue will retain a 35% free carried interest through the farmin work programme.

WA-389-P contains the large Caterina prospect which has potential to contain up to 8 trillion cubic feet of recoverable gas. The permit also contains several other large prospects that each has the potential to contain in excess of one trillion cubic feet of recoverable gas. These prospects will be the focus of the new 3D seismic survey which is expected to be acquired around year end 2010. The first exploration well is expected to be drilled late in 2011 once the new seismic data has been processed and interpreted.

In the southern most WA-360-P permit, where Cue has farmed out to MEO Australia, MEO has irrevocably committed to drill the Artemis -1 well in which Cue will have a 15% free carried interest. MEO assesses the Artemis prospect to have the potential to contain 12 trillion cubic feet of recoverable gas and has farmed out to Petrobras International Braspetro BV. The Artemis-1 well is expected to be drilled in November 2010.

In WA-359-P, MEO declined to commit to a well and reassigned its participating interest back to Cue and Exoil Limited. Cue regained a 50% interest and operatorship.

In WA359P and WA-409P we are near to finalising a farmout that will see substantial exploration work undertaken in both permits at no cost to Cue.

Bass Basin

In September 2009, Beach Petroleum drilled the Spikey Beach -1 farmin well to a total depth of 2100 metres MDRT in permit T/38P. No significant hydrocarbons were encountered and the well was plugged and abandoned. Cue was free carried through this well.



Robert J. Coppin
Chief Executive Officer

Corporate Governance Statement

Introduction

The Directors of Cue Energy Resources Limited recognize the need for high standards of corporate governance and are focused on fulfilling their responsibilities individually and as a board to all of the Company stakeholders. The following description of the governance arrangements of Cue Energy Resources Limited ("the Company") for the year ended 30 June 2010 addresses those principles set out in the 2nd edition of the ASX Corporate Governance Principles and Recommendations (Revised Recommendations).

Given the size and structure of the Company, the nature of its business, the stage of its development and the cost of strict and detailed compliance with all of the recommendations the Company has adopted some modified systems, procedures and practices which it considers allow it to meet the principles of good corporate governance.

The Company practices aim for consistency with those of the guidelines and its recommendations. The Company considers that its adopted practices are appropriate to it in this regard. At the end of this Corporate Governance Statement a table is included detailing the recommendations with which the Company does not strictly comply.

The following detail addresses the Company practices in complying with the principles.

Principle 1: Laying Solid Foundations for Management and Oversight

The role of the Board is to lead and oversee the management and direction of the Company.

After appropriate consultation with Executive management, the Board:

- defines and sets its business objectives. It subsequently monitors performance and achievements of the Company's objectives;
- oversees the reporting on matters of compliance with corporate policies and laws, takes responsibility for risk management processes and a review of Executive management, remuneration practices and insurance needs, of the Company;
- monitors and approves financial performance and budgets; and
- reports to shareholders.

The Board regularly discusses and reviews its performance. The chairperson also discusses with each Director their requirements, performances and aspects of involvement in the Company. The Directors discuss and evaluate the role fulfilled by management individually and together. This is reviewed against the discussed and agreed objectives of the Company and the effectiveness in carrying out those objectives.

Each member of the Board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company. One third of the Directors retire annually and are free to seek re-election by shareholders.

Principle 2: Structuring the Board to Add Value

Composition of the Board

The ASX Corporate Governance Council recommends that the composition of the Board be determined so as to provide a Company with a broad base of industry, business, technical, administrative and corporate skill and experience considered necessary to represent shareholders and fulfill the business objectives of a Company.

The recommendations of best practice are that a majority of the Directors and in particular the chairperson should be independent. An independent Director is one who:

- does not hold an executive position;
- is not a substantial shareholder of the Company or an officer or otherwise associated directly or indirectly with a substantial shareholder of the Company;
- has not within the last 3 years been employed in an executive capacity by the Company or another group

member or been a Director after ceasing to hold such employment;
- is not a principal of a professional adviser to the Company or another group member;
- is not a significant supplier or customer of the Company or another group member, or an officer of, or otherwise associated directly or indirectly with a significant supplier or customer;
- has no significant contractual relationship with the Company or any other group member other than as a Director of the Company; and
- is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the Directors ability to act in the best interests of the Company.

It is considered that a majority of independent Directors is the optimal composition to add value to your Company. This is due to the size and nature of the Company's business and risk profile of the Company. Corporate Governance practices are in place to support competent and objective operation of the Board and to provide investor assurance in relation to Board decision making.

Nomination of Other Board Members

The board at least annually reviews its composition to determine if additional core strengths are required to be added to the board in light of the nature of the Company businesses and its objectives. The Board does not believe that at this point in the Company's development it is necessary to appoint additional Directors.

Independent Advice

Each of the Directors are entitled to seek independent advice at Company expense to assist them to carry out their responsibilities.

Principle 3: Promotion of Ethical and Responsible Decision-Making

Directors, officers, employees and consultants to the Company are required to observe high standards of behaviour and business ethics in conducting business on behalf of the Company and they are required to maintain a reputation of integrity on the part of both the Company and themselves. The Company does not contract with or otherwise engage any person or party where it considers integrity may be compromised.

Directors are required to disclose to the board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Director or the interests of any other party in so far as it affects the activities of the Company and to act in accordance with the Corporations Act if conflict cannot be removed or if it persists. That involves taking no part in the decision making process or discussions where that conflict does arise.

Directors are required to make disclosure of any share trading. The Company policy in relation to share trading is that officers, employees and contractors are prohibited from trading whilst in possession of unpublished price sensitive information concerning the Company. That is information which a reasonable person would expect to have a material affect on the price or value of the Company shares. An officer must discuss the proposal to acquire or sell shares with the chairman prior to doing so to ensure that there is no price sensitive information of which that officer might not be aware. The undertaking of any trading in shares must be notified to the Company secretary who makes disclosure to ASX.

The company does not have a formal diversity policy, given the size of the Company at this point in time. However, the Company applies the common sense principle that the person of the right experience, skills and aptitude for a particular vocational need will be chosen for a vacancy within the company

Principle 4: Safe Guarding Integrity in Financial Reporting

An Audit Committee has been established.

The committee consists of the following:

R.G. Tweedie (Chairman)
L. Musca
S.J. Koroknay- Appointed 09/10/09

The main responsibilities of the Audit Committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory Australian and Port Moresby Stock Exchange requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The Chief Executive Officer and the Chief Financial Officer are required to state in writing that the Company's Financial Reports present a true and fair view in all material respects of the Company's financial condition and operational results in accordance with relevant accounting standards.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees for non audit services, is provided in the notes to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Board.

Each board member has access to the external auditors and the auditor has access to each Board member.

Principle 5: Making Timely and Balanced Disclosure

The Public Officer A.M. Knox, has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirement in the ASX Listing Rules and overseeing and co-coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All material information concerning the Company, including its financial situation, performance and ownership are posted on the Company web site to ensure all investors have equal and timely access.

Principle 6: Respecting the Rights of Shareholders

The Board recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company.

All shareholders receive a copy of the Company's annual report and both the annual and half yearly reports are posted on the Company's web site.

Quarterly reports are prepared in accordance with ASX listing rules. A copy is posted on the Company's web site.

Regular updates on operations are made via ASX releases.

Information on the Company is posted on the Company's website. When analysts are briefed on aspects of the Company's operation, the material used in the presentation is released to the ASX and posted on the Company's website.

The Company website includes the option for shareholders to contact the Company for direct email updates of Company matters.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 7: Recognising and Managing Risk

The Board is responsible for reviewing and approving the Company's risk management systems and internal controls by working in conjunction with management to ensure that the Company continues to develop appropriate and sound systems and strategies for risk management, including the appropriate segregation of duties and the employment and training of suitably qualified and experienced personnel.

Risk Management

Three key risks for the Company are exploration success; and oil and gas prices and markets.

The issue with exploration is one of balancing the potential rewards with the cost of information and the cost of drilling a dry hole. The Company employs a number of strategies to mitigate its risks including farming out prospects which do not meet its risk profile, and acquiring 3D seismic in order to better define prospects. The Company utilises industry standard software to evaluate prospect economics. Another way in which the Company reduces its exploration risk is by peer review of prospects both internally and by co-venturers.

The Company is subject to commodity and currency price fluctuation through the sale of crude oil denominated in $US. The Company constantly monitors crude oil price swaps and currency option contracts available to manage its commodity price risk.

The Board is responsible for approval of acquisition and disposal of exploration and development interests. The Board is also responsible for overseeing identification and development of strategies to mitigate price risk, including hedging and also asset protection and potential liabilities via insurance.

The Company has in place internal control processes, and undertakes such modifications as are necessary to ensure reasonable levels of control are maintained.

Authorisation of equity raisings, entering into debt facilities and major capital expenditure or commitments require Board approval. All routine operating expenditures are the responsibility of management in accordance with programmes and budgets approved by the Board.

The Company currently has a staff of seven, which does not include an internal audit function. In relation to its responsibilities the Board's consideration includes the following:

- Review of internal controls and recommendations of enhancements
- Monitoring of compliance with the Corporations Act 2001, Australian Securities Exchange, Australian Taxation Office and Australian Securities and Investments Commission requirements
- Improving the quality of the management and accounting information
- Follow-up and rectification by management of deficiencies or breakdown in controls or procedures.

Occupational Health, Safety & Environment (OHS&E)

The Board has determined that due to its small size it would not be efficient to maintain a separate Occupational Health, Safety & Environment Committee. The responsibilities generally performed by this Committee is assumed by the Board.

Principle 8: Remunerate Fairly and Responsibly

A Remuneration and Nomination Committee has been established.

The committee consists of the following:

L. Musca (Chairman)
R.G. Tweedie

The Remuneration and Nomination Committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the Company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits, shares and options.

Remuneration packages are set at levels that are intended to attract and retain high calibre staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on Directors' and Executives' remuneration is set out in the Director's Report and Remuneration Report.

Table of Departures and Explanations (from the Recommendations of the ASX Corporate Governance Council)

	Departure (from Recommendation)	**Explanation**
2.1	Not all of the Directors satisfy the test of independence. One Director has an associated substantial shareholding in the Company.	Given the nature and size of the Company, its business interests and the stage of development, the Board is of the view that there is a broad mix of skills required and that given their experience each of the Directors are aware of and capable of acting in an independent manner and in the best interests of the shareholders.

2.2	The Chairman whilst a Non-Executive Director has a substantial associated shareholding in the Company and does therefore not meet the test of independence.	The Board considers that the Chairman is capable of acting independently and has sufficient experience to fulfil that role.
2.5 and 2.6	There has been no formal documentation disclosure of the process for performance evaluation of the Board, committees, individual Directors and key Executives. There is no separate section on the Company website currently devoted to Corporate Governance	Given the size of the Company and the involvement of all three Directors a policy has not to date been required. The Directors continually monitor and discuss performance.
3.1	No formal code of conduct has been established as to practices necessary to maintain confidence in the Company integrity or as to reporting and investigating unethical practices.	It is not considered that a code of conduct or reporting guide is yet necessary. The principles are followed.
3.2 and 3.3	No formal policy exists for work place personnel diversity, which includes gender diversity.	It is not considered that a formal diversity policy is required, given the small size of the Company and its work force. The principles are followed to the extent the appropriate skill, experience, aptitude and competence are the key criteria for personnel selection. The practices adopted by the Board recognise that proper compliance with legal and other obligations is mandatory for the Company as a whole.
4.2	The majority of members of the Audit Committee are independent directors, as defined, but includes one non-independent director.	The Board considers that each of the members are aware of and capable of acting in an independent manner and in the best interests of the shareholders.
4.3	The Audit Committee does not have a formal charter.	Given the size of the Company, the entire Board works intimately with the management and Audit Committee. The Board feels that adequate procedures are in place and that a formal audit charter is not necessary at this time.

5.1	No written policy and procedure exists to ensure that compliance with ASX Listing Rules disclosure requirements are met at senior management level.	There are only two senior Executives of the Company and the board does not consider that a written policy is at this time required. It will be reviewed as the activities of the Company increase.
6.1	The Company ensures continuous disclosure is met but has no further formally designed or disclosed communication strategy with shareholders.	The Board is conscious of the need to continually keep shareholders and markets advised. The procedures adopted within the Company, although not written, are weighted towards informing shareholders and markets.
7.1 and 7.2	There has been no written implementation of policy on risk oversight and management or for senior management to make statements to the Board concerning those matters. However senior management makes regular written reports on risk assessment to the Board.	Given the nature and size of the Company, its business interests and the involvement of all Directors who all have business management skills, it is not considered necessary to document this practice at this time.

ANNUAL REPORT OF DIRECTORS

Your Directors present their report on the Company and its controlled entities ("the Group") for the financial year ended 30 June 2010.

Directors

The names of Directors of the Company in office during the year and up to the date of this report were:

Richard G. Tweedie
Leon Musca
E. Geoffrey Albers – Resigned 04/09/09
Andrew M. Knox – Appointed 16/09/09 and Resigned 09/10/09
Steven J. Koroknay – Appointed 09/10/09

Company Secretary

Andrew M. Knox

Principal Activities

The principal activities of the group is petroleum exploration, development and production. There has been no significant changes in the nature of these activities during the year.

Cue Energy Resources Limited ('Cue') is listed on the Australian Securities Exchange and the Port Moresby Stock Exchange. The Company has an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

Principal Place of Business

Level 21
114 William Street
Melbourne 3000
Australia

Registered Office

Level 21
114 William Street
Melbourne 3000
Australia

Dividends

No dividends were paid to members during the financial year (2009: NIL) or have been approved subsequent to balance date.

Changes in State of Affairs

During the financial year, there was no significant change in the state of affairs of the consolidated entity.

2009/2010 Results

Consolidated entity revenue for the year ended 30 June 2010 was $64.488M (2009: $32.543M).

Consolidated entity expenses totalled $25.137M (2009: $53.448M) including production and amortisation expenses and impairment write downs.

The operating profit/(loss) before income tax expense for the year was $39.351M (2009: loss $20.905M). Consolidated entity tax expense for the year was $11.841M (2009: benefit $4.053M). Consolidated entity profit/(loss)after income tax expense was $27.510 M (2009: loss $24.958M).

Review of Operations

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year was 40,444 barrels (2009: 55,681 barrels). The field average oil production rate for the calendar year 2010 to June 30 was approximately 2,900 barrels of oil per day (Cue's net interest approximately 95 barrels of oil per day).

Cue's wholly owned subsidiary company Omati Oil Pty Ltd, which had as its sole interest a 10.72% interest in PRL8 which contains the Kimu gas field, was sold to Talisman Energy Niugini Limited for US$5.14 million.

Indonesia

Cue's net share of oil production from the Oyong field for the year was 188,101 barrels (2009: 197,601 barrels)

Gas production from the Oyong field began on 1 October 2009 and net production to 30 June 2010 was 2.12 billion cubic feet of gas.

Front end engineering and design studies and gas sale negotiations for the Wortel gas field began during the year and were ongoing at year end.

New Zealand

Cue's net share of oil production from the Maari field for the year was 360,750 barrels (2009: 77,978 barrels).

Development drilling of the main Moki reservoir was completed and an additional development well was drilled into the shallower M2A reservoir. An approximately 8000 metre Manaia -1 offset appraisal well was drilled, including 1524 metres of horizontal penetration into the Mangahewa oil reservoir.

A permanent workover drilling rig was installed on the Maari platform and used to complete the Manaia -1 well and to replace malfunctioning electric submersible pumps in several Moki development wells.

During the year, the New Zealand Crown Minerals Group incorporated the Manaia PEP38413 exploration permit into PMP38160, the Maari field Petroleum Mining Permit.

During the year, Cue farmed into PEP51313 for a 20% interest. The offshore permit is immediately adjacent to the Maari field. A 200 square kilometre 3D seismic survey was acquired over Matariki prospect and two regional 2D seismic lines were acquired in the western portion of the permit.

Cue also farmed into the PEP51149 permit in the onshore Taranaki Basin, for a 20% interest.

Australia

In September 2009 Beach Petroleum drilled the Spikey Beach -1 farmin well to a total depth of 2100 metres MDRT in permit T/38P. No significant hydrocarbons were encountered and the well was plugged and abandoned.

In December 2009, MEO Australia irrevocably committed to drilling the Artemis -1 well in WA-360-P in the Carnarvon Basin. Cue will have a 15% free carry through the well. In April 2010, MEO announced that it had farmed out in WA-360-P to Petrobras International Braspetro BV.

In April 2010, Woodside agreed to farmin to WA-389-P in the offshore Carnarvon Basin to obtain a 65% interest. Subsequent to balance date, Woodside will pay Cue US$5 million in past costs and fund the acquisition of 1440 square kilometres of 3D seismic data, the reprocessing of existing 3D seismic data and the drilling of the first exploration well. Cue will retain a 35% free carry through the farmin work programme.

In WA-359-P in the offshore Carnarvon Basin MEO gave notice that it was not prepared to commit to drilling a well at its sole cost and reassigned a 50% interest back to Cue.

Subsequent to the end of the year, negotiations were nearing completion on a farmin to WA-359-P and WA-409-P that will increase exploration in the permits at no cost to Cue.

	Year ended 30 June 2010	Year ended 30 June 2009
Net Tangible Assets Per Share – cents	12.4	7.78
Production Volumes		
Barrels (SE Gobe)	40,444	55,681
Barrels (Oyong)	181,101	197,601
Barrels (Maari)	360,750	77,978

Shareholders' Equity & Capital Structure
Total Shareholders' Equity as at 30 June 2010 was $99.426M (2009: $62.332M). At balance date Cue had issued share capital of $151.4M (2009: $141.8M).

The total number of shares on issue at 30 June 2010 was 693,319,718 (2009: 628,239,007).

Options and Other Rights of Conversion

Options
As at 30 June 2010 and at the date of this report, the following options were outstanding:

Unlisted

5,800,000 unlisted options to senior management and employees over fully paid ordinary shares. Options are exercisable as follows:

No. of Options	Exercise Price (cents)	Expiry Date
1,700,000	15	19/04/12
1,033,334	20	19/04/12
1,366,667	22.5	19/04/12
1,366,666	25	19/04/12
333,333	35	19/04/12

During the year and up to the date of this report 1,000,000 employee options expired.

Environmental Regulation and Performance
The Group holds participating interests in a number of exploration and production titles as detailed in Note 12 and 14 to the financial statements. The various authorities granting such licences require the holder to comply with the directions and terms of the grant of the licence.

The Group aims to ensure that the highest standard of environmental care is achieved. The Board maintains the responsibility to ensure that the Group's environment policies are adhered to and to ensure that the Group is aware of and is in compliance with all relevant environmental legislation. There have been no environmental breaches during the 2009 financial year.

There have been no significant known breaches of the Group's licence conditions during the 2009 financial year.

Future Developments

The particular information required by Section 299(1) (e) of the Corporations Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the economic entity.

Directors Meetings

The following table sets out the number of meetings of the Board of Directors held during the year and the number of meetings attended by each Director.

	Board		Audit Committee		Remuneration and Nomination Committee	
	Held	Attended	Held	Attended	Held	Attended
Richard G. Tweedie	6	6	2	2	1	1
Leon Musca	6	6	2	2	1	1
Steven J. Koroknay	5	5	1	1	1	1
Ernest G. Albers	1	1	1	1	-	-
Andrew M. Knox	-	-	-	-	-	-

Information on directors and key management personnel, including qualifications and experience is as follows:

Directors:	Qualifications and Experience	Special Responsibilities	Particulars of Directors' Interests in shares and options of Cue Energy Resources Limited at the date of this report Direct	 Indirect
R.G. Tweedie	LL.B Director of Todd Petroleum Mining[(ii)] Company Limited Appointed 04/09/1987 Director of Cue Energy Resources Limited[(i)] Appointed 16/07/2001	Chairman of Board of Directors Member of Remuneration and Nomination Committee Member of Audit Committee	3,363,477 Nil options	189,023,314
S.J. Koroknay	BE(Hons)- Civil Eng (Sydney), FAICD, FIEA Non-Executive Director Innamincka Petroleum Limited [(i)] Appointed 15/05/08 Non-Executive Chairman Galilee Energy Limited [(i)] Appointed 20/01/09 Non-Executive Director Cue Energy Resources Limited [(i)] Appointed 09/10/09 Non-Executive Director Metgasco Limited [(i)] Appointed 20/01/10 Termination during the year, Non-Executive Director Eastern Corporation Limited [(i)] Appointed 19/12/08 Retired 01/06/10	Non-Executive Director Chairman of Audit Committee Appointed 09/10/09	100,000 Nil options	Nil
L. Musca	LL.B Barrister and Solicitor Director of Cue Energy Resources Limited[(i)] Appointed 17/11/1999	Independent Non-Executive Director Chairman of Remuneration and Nomination Committee Member of Audit Committee	12,771,227 Nil options	Nil
Executives:				
R.J. Coppin	B.Sc (Hons), FAICD Director of Cue Energy Holdings Limited	Chief Executive Officer	700,000 1,500,000 options	1,000,000
A.M. Knox	B.Com, CA, CPA, FAICD Director of Cue Energy Resources Limited, appointed 16/09/2009 and resigned 09/10/09[(i)] Director of all Cue Energy Resources Limited subsidiaries Director of Rimfire Pacific Mining NL appointed 08/07/2005[(i)]	Chief Financial Officer Company Secretary Public Officer	837,245 1,500,000 options	1,500,000

(i) Refers to ASX listed directorship held over the past three years.
(ii) Refers to unlisted public company directorships held over the past three years.

No shares in subsidiary companies are held by the Directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

Remuneration Report (Audited)

This remuneration report, which forms part of the directors report, sets out information about the remuneration of Cue Energy Limited's directors and its senior management for the financial year ended 30 June 2010.

The prescribed details for each person covered by this report are detailed below under the following headings:

(A) Director and Executive Details

(B) Remuneration Policy

(C) Details of Remuneration of Directors and Executives

(D) Share Based Remuneration

(E) Relationship between Remuneration Policy and Company Performance

(A) Director and Executive Details (Key Management Personnel)

The following persons acted as directors of the company during or since the end of the financial year:

R.G. Tweedie (Chairman)

L. Musca (Non Executive Director)

E. Geoffrey Albers (Non Executive Director) Resigned 04/09/09

A.M. Knox (Executive Director) Appointed 16/09/09 and Resigned 09/10/09

S.J. Koroknay (Non Executive Director) Appointed 09/10/09

The term "senior management" is used in this Remuneration Report to refer to the following persons:

R.J. Coppin (Chief Executive Officer)

A.M. Knox (Chief Financial Officer/Company Secretary)

The persons named above held their current position for the whole of the financial year and since the end of the financial year.

(B) Remuneration Policy

The Board's policy for remuneration of Executives and Directors is detailed below:

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits and options.

Remuneration packages are set at levels that are intended to attract and retain high calibre staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time. The amount currently approved is $400,000, which was approved at the Annual General Meeting held on 12 November 2009.

Remuneration of Directors and Executives is based on recommendations by the Remuneration and Nomination Committee and is not based directly on the performance of the Company. The Board considers a remuneration policy based on short-term returns may not be beneficial to the long-term creation of wealth by the Company to shareholders. However, the Board is conscious of its responsibility for the performance of the Company. Directors and Executives are encouraged to hold shares in the Company to align their interests with those of shareholders. Options issued have been valued using the Black Scholes option valuation methodology and are not based on Company performance.

Remuneration packages contain the following key elements:-

- Primary benefits – salary/fees
- Post-employment benefits including superannuation
- Equity including share options granted as performance bonuses or in lieu of services.

No remuneration or other benefits are paid by the subsidiaries.

(C) **Details of Remuneration**

Compensation of Key Management Personnel – 2010:

2010		Short-Term			Post Employment		Share-Based		
Name	**Cash salary and fees** **$**	**Cash Bonus** **$**	**Non monetary benefits**** **$**	**Super-annuation** **$**	**Retirement benefits** **$**	**Share Purchases*** **$**	**Options/ Shares ***** **$**	**Total Share Based Related** **%**	**Total** **$**
Non Executive Directors									
R.G. Tweedie	-	-	-	-	-	66,667	-	-	66,667
S.J. Koroknay	29,252	-	-	19,300	-	-	-	-	48,552
L. Musca	66,667	-	-	-	-	-	-	-	66,667
E.G. Albers	12,055	-	-	-	-	-	-	-	12,055
Total	107,974	-	-	19,300	-	66,667	-	-	193,941
Executives									
R.J. Coppin	259,326	-	67,238	49,200	-	-	14,919	3.8	390,683
A.M. Knox	249,499	-	50,190	23,460	-	39,981	14,919	14.5	378,049
Total	508,825	-	117,428	72,660	-	39,981	29,838	-	768,732
Total remuneration of Executives and Directors	616,799	-	117,428	91,960	-	106,648	29,838	-	962,673

* Shares purchased on market (refer Directors Saving Plan below).
** Non performance based salary sacrifice benefits, including motor vehicle expenses.
*** Relates to share rights granted in prior periods; which have vested in the current period.

Compensation of Key Management Personnel – 2009:

2009		Short-Term			Post Employment		Share-Based		
Name	**Cash salary and fees** **$**	**Cash Bonus** **$**	**Non monetary benefits**** **$**	**Super-annuation** **$**	**Retirement benefits** **$**	**Share Purchases*** **$**	**Options/ Shares ***** **$**	**Total Share Based Related** **%**	**Total** **$**
Non Executive Directors									
R.G. Tweedie	-	-	-	-	-	66,640	-	-	66,640
E.G. Albers	-	-	-	33,333	-	33,319	-	-	66,652
L. Musca	33,333	-	-	-	-	33,319	-		66,652
Total	33,333	-	-	33,333	-	133,278	-	-	199,944
Executives									
R.J. Coppin	204,404	-	62,185	87,600	-	-	48,286	12.0	402,475
A.M. Knox	220,276	-	77,959	21,060	-	-	48,286	13.13	367,581
Total	424,680	-	140,144	108,660	-	-	96,572	-	770,056
Total remuneration of Executives and Directors	458,013	-	140,144	141,993	-	133,278	96,572	-	970,000

* Shares purchased on market (refer Directors Saving Plan below).
** Non performance based salary sacrifice benefits, including motor vehicle expenses.
*** Relates to 500,000 options and 200,000 share rights granted to both R.J. Coppin and A.M. Knox respectively.

A.M. Knox is a Director of all the subsidiaries in the Group and an Executive of the parent company.
R.J. Coppin is a Director of Cue Energy Holdings Ltd and an Executive of the parent company.

No Directors, or Executives, were under contract at 30 June 2010.

(D) Share Based Remuneration

Options

Options are granted to the Executives as part of their remuneration as approved by the Directors. Options granted during the year are not related to a specific performance condition. Options are granted to reward key management personnel for their contribution to achieving specific milestones. No options were granted to Directors as part of their respective remuneration (2009: Nil).

Options are granted under the plan for no consideration. Options granted carry no dividend or voting rights. No amounts were paid for options issued during the year.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods and the number of options over ordinary shares granted to Executives in the Company as remuneration during the financial year is set out below:-

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Executives - 2010						
R.J. Coppin	2,000,000	-	-	500,000	1,500,000	1,500,000
A.M. Knox	2,000,000	-	-	500,000	1,500,000	1,500,000

	Number of Options Granted 2010	Expiry date	Vesting date	Exercise Price (cents)	Fair Value of Options at Grant Date	Date Exercisable
Executives – 2010						
R.J. Coppin	-	-	-	-	-	-
A.M. Knox	-	-	-	-	-	-

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Executives -2009						
R.J. Coppin	1,500,000	500,000	-	-	2,000,000	2,000,000
A.M. Knox	1,500,000	500,000	-	-	2,000,000	2,000,000

	Number of Options Granted 2009	Expiry date	Vesting date	Exercise Price (cents)	Fair Value of Options at Grant Date	Date Exercisable
Executives - 2009						
R.J. Coppin	500,000	19/04/12	Immediate	15	18,850	Immediate
A.M. Knox	500,000	19/04/12	Immediate	15	18,850	Immediate

Details of Options Granted as Remuneration 2010

No. of Options	Exercise Price (cents)	Grant Date	Price of Share at Grant Date (cents)	Expiry Date	Vesting	Dividend Yield	Estimated Volatility	Risk Free Interest Rate %	Value Cents per Option
-	-	-	-	-	-	-	-	-	-

Details of Options Granted as Remuneration 2009									
No. of Options	**Exercise Price (cents)**	**Grant Date**	**Price of Share at Grant Date (cents)**	**Expiry Date**	**Vesting**	**Dividend Yield**	**Estimated Volatility**	**Risk Free Interest Rate %**	**Value Cents per Option**
1,000,000	15	12/02/09	11	19/04/12	Immediate	0	50%	4.5	3.8

The fair value of the options granted as part of remuneration is determined at grant date. As the options immediately vested, the full value of the option was recognised in remuneration in the 2009 year. Options vesting over time are expensed and recorded as remuneration over the period of vesting.

Options issued have been valued using the Black Scholes option valuation methodology and based upon the terms and conditions upon which the instruments were granted. Estimated volatility is based on share price over the preceding 12 months.

No options were granted to Directors during the 30 June 2010 financial year.

Details of remuneration: Options

	Options Granted					
Name	**Year granted**	**Vested %**	**Forfeited/ Expired %**	**Financial years in which options vest**	**Minimum total value of grant yet to vest $**	**Maximum total value of grant yet to vest $**
R.J. Coppin	2009	100	-	2009	Nil	Nil
	2008	100	100	2008	N/A	N/A
	2007	100	-	2007	Nil	Nil
	2007	100	-	2008	Nil	Nil
	2007	100	-	2009	Nil	Nil
A.M. Knox	2009	100	-	2009	Nil	Nil
	2008	100	100	2008	N/A	N/A
	2007	100	-	2007	Nil	Nil
	2007	100	-	2008	Nil	Nil
	2007	100	-	2009	Nil	Nil

1,000,000 options expired during the year.
Further details relating to options are set out below.

2010

	A	B	C	D	E
Name	**Remuneration consisting of options**	**Value at grant date $**	**Value at exercise date $**	**Value at lapse date $**	**Total of columns B-D $**
R.J. Coppin	-	-	-	-	-
A.M. Knox	-	-	-	-	-

2009

	A	B	C	D	E
Name	**Remuneration consisting of options**	**Value at grant date $**	**Value at exercise date $**	**Value at lapse date $**	**Total of columns B-D $**
R.J. Coppin	500,000	18,850	-	-	18,850
A.M. Knox	500,000	18,850	-	-	18,850

Share Rights Granted

Share rights are granted to the Executives as part of their remuneration as approved by the Directors. Share rights granted are not related to a specific performance condition. Share rights are granted to record personnel contribution to achieving specific milestones as decided by the Directors. Share rights are granted for no consideration. Share rights granted carry no dividend or voting rights.

Ordinary shares granted have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and moneys paid up on shares held. Ordinary shares entitle holders to one vote, either in person or by proxy at a meeting of the Company.

The number of ordinary shares granted to Executives in the Company during the financial year are set out below:-

There were no share right entitlements granted to Directors or Executives in 2010.

Directors Savings Plan

Pursuant to the Directors Savings Plan, Directors can purchase through an appointed trustee, Cue Energy Resources Limited, shares on market for respective Directors fees. No amounts were paid for options issued during the year.

The number of ordinary shares purchased for the Directors as part of the Plan during the financial year are set out below:-

Director Shareholdings	**Balance at start of year**	**Acquired during year on exercise of options**	**Purchases other than remuneration**	**Purchases as Part of Directors Savings Plan**	**Sales During the year**	**Balance at Report Date**
Directors 2010						
R.G. Tweedie	3,088,539	-		274,938	-	3,363,477
S.J. Koroknay	-	-	100,000	-	-	100,000
L. Musca	12,771,227	-	-	-	-	12,771,227
Directors 2009						
R.G. Tweedie	2,656,972	-	-	431,567	-	3,088,539
L. Musca	12,555,444	-	-	215,783	-	12,771,227

(E) Relationship Between Remuneration Policy and Company Performance

Company Performance Review

The tables below set out summary information about the company's earnings and movements in shareholder wealth and key management remuneration for the five years to 30 June 2010.

Profit Performance	30 June 2010 $000's	30 June 2009 $000's	30 June 2008 $000's	30 June 2007 $000's	30 June 2006 $000's
Revenue	64,488	32,543	38,845	9,669	9,755
Net profit/(loss) before tax	39,351	(20,905)	15,544	(26,099)	4,589
Net profit/(loss) after tax	27,510	(24,958)	11,719	(27,623)	2,167
Key Management Personnel Remuneration	963	970	966	1,026	780

Share Performance	30 June 2010	30 June 2009	30 June 2008	30 June 2007	30 June 2006
Share price at start of year (cents)	14.5	22.5	17.5	19.0	31.6
Share price at end of year (cents)	25.0	14.5	22.5	17.5	19.0
Dividends (cents)	-	-	-	-	-
Basic earnings/ (loss share (cents)	4.0	(4.0)	1.9	(4.4)	0.41
Diluted earnings/(loss) share (cents)	4,0	(4.0)	1.9	(4.4)	0.41

The company's remuneration policy seeks to reward staff members for their contribution to achieving significant milestones and there is no direct link to the company share price or financial performance.

[END OF REMUNERATION REPORT]

Auditor

In accordance with the provisions of the Corporations Act 2001 the Company's auditor, PKF Chartered Accountants, continues in office.

Non-audit Services

The Company may decide to employ the auditor on assignments additional to its statutory audit duties where the auditor's expertise and experience with the Company are important.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the audit independence requirement, of the Corporations Act 2001, based on advice received from the Audit Committee, for the following reasons:

- All non-audit services have been reviewed by the Board to ensure they do not impact the impartiality and objectivity of the auditor.
- None of the services undermine the general principle relating to auditor independence as set out in the Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and reward.

	$
Audit Services	
Audit and review of financial reports	71,500
Non-Audit Services	
Tax compliance services including review of tax accounting, tax returns and tax advice re tax losses	20,000
Total	91,500

INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001, is set out on page 33.

Rounding off of amounts

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with the Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Directors' Insurance and Indemnification

During the financial year, the company paid a premium in respect of a contract insuring the directors of the company, the company secretary, and all executive officers of the company and of any related body corporate against a liability incurred as a director, company secretary or executive officer to the extent permitted by the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

The company has not otherwise, during or since the end of the financial year indemnified or agreed to indemnify an officer or auditor of the company or any related body corporate against a liability incurred as an officer or auditor.

Information Used by Directors

There were no notices from Directors of the Group or Parent Company requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

Events Subsequent to Balance Date

Subsequent to the end of the year:

- Cue finalised the Woodside farmin to WA-389-P in the offshore Carnarvon Basin whereby Woodside has obtained a 65% interest. Woodside will pay Cue US$5 million in past costs and fund the acquisition of 1440 square kilometres of 3D seismic data, the reprocessing of existing 3D seismic data and the drilling of the first exploration well. Cue will retain a 35% free carry through the farmin work programme.

Apart from this matter, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board



R.G. Tweedie
Chairman

Dated in Melbourne on this 30th day of September 2010 and signed in accordance with a resolution of the Directors made pursuant to S.298 (2) of the Corporations Act 2001.

CUE ENERGY RESOURCES LIMITED
DIRECTORS' DECLARATION

The directors of Cue Energy Resources Limited declare that:

(a) in the directors' opinion the financial statements and notes and the Remuneration report in the Directors Report set out on pages 25 to 30, are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2010 and of its performance, for the financial year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by Section 295A of the Corporations Act 2001 by the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2010.

Signed in accordance with a resolution of the directors.

Dated in Melbourne 30th day of September 2010



R.G. Tweedie
Chairman



Chartered Accountants
& Business Advisers

AUDITOR'S INDEPENDENCE DECLARATION

As lead auditor for the audit of Cue Energy Resources Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Cue Energy Resources Limited and the entities it controlled during the year.

David J Garvey
Partner
PKF

30 September 2010
Melbourne

Tel: 61 3 9603 1700 | Fax: 61 3 9602 3870 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 14, 140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

		CONSOLIDATED	
		2010	2009
	NOTE	**$000's**	$000's
Production income	3	54,700	30,445
Production costs	4	(11,076)	(8,466)
Gross profit	-	43,624	21,979
Other income	3	9,788	2,098
Amortisation costs	4	(11,418)	(15,504)
Finance costs	4	(240)	(323)
Impairment expenses	4	(236)	(26,972)
Other expenses	4	(2,167)	(2,183)
Operating profit/(loss)before income tax		39,351	(20,905)
Income tax expense	6	(11,841)	(4,053)
Net profit/(loss) for the year		27,510	(24,958)
Other comprehensive income			
Transfer realised gains to other income		(141)	-
Other comprehensive income for the year, net of tax		(141)	-
Total comprehensive income for the year		27,369	(24,958)
Net Profit/(loss) is attributable to: owners of Cue Energy Resources Limited		27,510	(24,958)
Total comprehensive income for the year is attributable to: owners of Cue Energy Resources Limited		27,369	(24,958)

		$	$
Basic earnings/(loss)earnings per share	21	0.04	(0.04)
Diluted earnings/ (loss) per share	21	0.04	(0.04)

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2010

		CONSOLIDATED	
	NOTE	2010 $000's	2009 $000's
Current Assets			
Cash and cash equivalents	25(b)	29,373	4,324
Trade and other receivables	8	13,035	7,035
Other financial assets	10	1,420	-
Total Current Assets		43,828	11,359
Non Current Assets			
Property, plant and equipment	9	72	75
Other financial assets	10	-	337
Deferred tax assets	6	15,124	11,668
Exploration and evaluation expenditure	12	24,817	17,377
Production properties	14	66,714	68,290
Total Non Current Assets		106,727	97,747
Total Assets		150,555	109,106
Current Liabilities			
Trade and other payables	15	4,090	4,805
Financial liability-secured	16	7,720	8,642
Tax liabilities	6	4,478	725
Provisions	17	348	113
Total Current Liabilities		16,636	14,285
Non Current Liabilities			
Financial liability - secured	16	6,403	15,551
Deferred tax liabilities	6	27,217	15,902
Provisions	17	873	1,036
Total Non Current Liabilities		34,493	32,489
Total Liabilities		51,129	46,774
Net Assets		99,426	62,332
Equity			
Issued capital	7	151,468	141,800
Reserves	7	391	475
Accumulated losses		(52,433)	(79,943)
Total Equity		99,426	62,332

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

Consolidated	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Available for Sale Reserve $'000	Total $'000
Balance at 1 July 2009	**141,800**	**(79,943)**	**334**	**141**	**62,332**
Profit for the period	-	27,510	-	-	**27,510**
Other comprehensive income	-	-	-	(141)	**(141)**
Total comprehensive income for the period	-	27,510	-	(141)	**27,369**
Transactions with the owners in their capacity as owners:					
Security-based payments	-	-	57	-	**57**
Issue of shares, net of costs	9,668				**9,668**
Balance at 30 June 2010	**151,468**	**(52,433)**	**391**	**-**	**99,426**

Consolidated	Issued Capital $'000	Accumulated Losses $'000	Share-based Payments Reserve $'000	Available for Sale Reserve $'000	Total $'000
Balance at 1 July 2008	**141,800**	**(54,985)**	**118**	**141**	**87,074**
Loss for the period	-	(24,958)	-	-	**(24,958)**
Other comprehensive income	-	-	-	-	**-**
Total comprehensive income for the period	-	(24,958)	-	-	**(24,958)**
Transactions with the owners in their capacity as owners:					
Security-based payments	-	-	216	-	**216**
Balance at 30 June 2009	**141,800**	**(79,943)**	**334**	**141**	**62,332**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

	NOTE	CONSOLIDATED 2010 $000's	2009 $000's
Cash Flows From Operating Activities			
Receipts from customers		54,713	31,872
Interest received		288	175
Payments to employees and other suppliers		(11,268)	(10,840)
Interest paid		(386)	-
Income tax paid		(229)	(2,067)
Royalties paid		(898)	(126)
Net Cash Provided by Operating activities	**25(a)**	42,220	19,014
Cash Flows From Investing Activities			
Payments for exploration expenditure		(6,734)	(14,184)
Payment for office equipment		(23)	(1)
Payments for production property		(11,426)	(28,413)
Proceeds on sale of investments		670	-
Net Cash Provided by (Used In) Investing Activities		(17,513)	(42,598)
Cash Flows From Financing Activities			
Proceeds from borrowings		-	11,372
Repayment of borrowings		(10,070)	-
Proceeds from entitlement offer, net of costs		9,668	-
Net Cash Provided by (Used In) Financing Activities		(402)	11,372
Net Increase/(Decrease) in Cash and Cash Equivalents		24,305	(12,212)
Cash and cash equivalents at the beginning of the period		4,324	14,761
Effect of exchange rate change on foreign currency balances held at the beginning of the year		744	1,775
Cash and Cash Equivalents at the end of the Period	**25 (b)**	29,373	4,324

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2010

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cue Energy Resources Limited is incorporated and domiciled in Australia. The financial report was authorised for issue by the Directors on the date the Directors' Declaration was signed.

During the year ended 30 June 2010, the Federal Government introduced amendments to the Corporations Act 2001, removing the requirement of consolidated groups to include full parent entity financial statements when preparing consolidated financial statements. Royal Assent for these amendments was received on 28 June 2010. The Cue Group has adopted these amendments for the consolidated financial statements for the year ended 30 June 2010. A summary of parent company information is presented on Note 26.

(a) Operations and principal activities

Operations comprise petroleum exploration, development and production activities.

(b) Statement of compliance

The financial report is a general purpose financial report presented in Australian dollars which has been prepared in accordance with Australian Accounting Standards, Australian Accounting Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRSs") form the basis of Australian Accounting Standards adopted by the AASB. The financial reports of the consolidated entity also comply with IFRS and interpretations adopted by the International Accounting Standards Board.

The accounting policies set out below have been applied consistently to all periods presented in this report.

(c) Basis of preparation

The financial report has been prepared on a going concern and the historical cost basis except for shares held in listed companies, which are recognised at fair value.

Fair values means the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing partners in an arm's length transaction.

(d) Critical accounting estimates and judgements

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(i) Recovery of deferred tax assets

Deferred tax assets resulting from unused tax losses have been recognised on the basis that management considers it is probable that future tax profits will be available to utilise the unused tax losses.

(ii) Share-based payment transactions

The Group measures the cost of equity settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black Scholes Option Valuation Model. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity (see note 23).

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

The Group measures the cost of cash-settled share-based payments at fair value at the grant date using the Black-Scholes Option Valuation Model for taking into account the terms and conditions upon which the instruments were granted.

(iii) Impairment Testing

Determining whether exploration expenditure and production properties is impaired.

Production properties impairment testing requires an estimation of the value in use of the cash generating units to which deferred production property expenses have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value.

(iv) Useful Life of Production Property Assets
As detailed at Note 1 (m) "Production Properties", production properties are amortised on a unit of production basis, with separate calculations being made for each resource. Estimates of reserve quantities are a critical estimate impacting amortisation of production property assets.

(v) Estimates of Reserve Quantities
The estimated quantities of Proven and Probable hydrocarbon reserves reported by the Company are integral to the calculation of depletion and depreciation expense and to assessments of possible impairment of assets. Estimated reserve quantities are based upon interpretations of geological and geophysical models and assessments of the technical feasibility and commercial viability of producing the reserves. These assessments require assumptions to be made regarding future development and production costs, commodity prices, exchange rates and fiscal regimes. The estimates of reserves may change from period to period as the economic assumptions used to estimate the reserves can change from period to period, and as additional geological data is generated during the course of operations. Reserves estimates are prepared in accordance with the Company's policies and procedures for reserves estimation which conform to guidelines prepared by the Society of Petroleum Engineers.

(e) Adoption of New and Revised Accounting Standards

All new and revised Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to Cue Energy Resources Limited and its subsidiary's operations and effective for annual reporting periods beginning on 1 July 2009 have been adopted by the consolidated entity.

Consideration has been given to the following standards, amendments to standards and interpretations, identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2010, but have not been applied in preparing this financial report:

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

AASB No.	Title	Details of New Standard / Amendment / Interpretation	Issue Date	Operative Date(Annual reporting period beginning on or after)
9	Financial Instruments	This standard includes the requirements for the classification and measurement of financial assets resulting from Phase 1 of the project to replace AASB 139 Financial Instruments: Recognition and Measurement.	Dec 2009	1 Jan 2013
2009-5	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 5, 8, 101, 107, 117 118, 136 & 139]	The amendments affect various AASBs resulting in minor changes for presentation, disclosure, recognition and measurement purposes.	May 2009	1 Jan 2010
2009-8	Amendments to Australian Accounting Standards – Group Cash-settled Share-based Payment Transactions [AASB 2]	The amendments resolve diversity in practice regarding the attribution of cash-settled share-based payments between different entities within a group. As a result of the amendments aI 8 Scope of AASB 2 and AI 11 AASB 2 – Group and Treasury Share Transactions will be withdrawn from the application date.	Jul 2009	1 Jan 2010
2009-10	Amendments to Australian Accounting Standards – Classification of Rights Issues [AASB 132]	The amendments clarify that rights, options or warrants to acquire a fixed number of entity's own equity instruments for a fixed amount in any currency are equity instruments if the entity offers the rights, options or warrants pro-rata to all existing owners of the same class of its own non-derivative equity instruments.	Oct 2009	1 Feb 2010
2010-2	Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements	This Standard gives effect to Australian Accounting Standards – Reduced Disclosure Requirements. AASB 1053 provides further information regarding the differential reporting framework and the two tiers of reporting requirements for preparing general purpose financial statements.	June 2010	1 July 2013
2010-3	Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 3, AASB 7, AASB 121, AASB 128, AASB 131, AASB 132 & AASB 139]	The subjects of the principal amendments to the Standards are set out below: AASB 3 Business Combinations • Measurement of non-controlling interests • Un-replaced and voluntarily replace share-based payment awards • Transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised AASB 3 (2008)	June 2010	1 Jul 2010

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

2010-4	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 1, AASB 7, AASB 101 & AASB 134 and Interpretation 13]	The subjects of the principal amendments to the Standards are set out below: AASB 1 First-time Adoption of Australian Accounting Standards • Accounting policy changes in the year of adoption • Revaluation basis as deemed cost • Use of deemed cost for operation subject to rate regulation AASB 7 Financial Instruments: Disclosures • Clarification of disclosures AASB 101 Presentation of Financial Statements • Clarification of statement of changes in equity AASB 134 Interim Financial Reporting • Significant events and transactions Interpretation 13 Customer Loyalty Programmes • Fair value of award credits	June 2010	1 Jul 2010

Interpretations				
Int No.	**Title**	**Details of New Standard / Amendment / Interpretation**	**Issue Date**	**Operative Date (Annual reporting periods beginning on or after)**
19	Extinguishing Financial Liabilities with Equity Instruments	This interpretation deals with how a debtor would account for the extinguishment of a liability through the issue of equity instruments. The interpretation states that the issue of equity should be treated as the consideration paid to extinguish the liability, and the equity instruments issue should be recognised at their far value unless fair value cannot be measured reliably in which case they shall be measured at the fair value of the liability extinguished. The interpretation deals with situations where either partial or full settlement of the liability has occurred.	Dec 2009	1 Jul 2010

The consolidated entity does not anticipate early adoption of any of the above reporting requirements and does not expect these requirements to have any material effect on the consolidated entity's financial statements.

(f) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Cue Energy Resources Limited ("company" or "parent entity") as at 30 June 2010 and the results of all subsidiaries for the year then ended. Cue Energy Resources Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Cue Energy Resources Limited.

(g) **Revenue recognition**

Revenue is recognised in the statement of comprehensive income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is recognised and measured at the fair value of the consideration or contributions received, net of goods and service tax ("GST"), to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sales revenue

Sales revenue is recognised on the basis of the Group's interest in a producing field ("entitlements" method), when the physical product and associated risks and rewards of ownership pass to the purchaser, which is generally at the time of ship or truck loading, or in certain instances the product entering the pipeline.

Revenue earned under a production sharing contract ("PSC") is recognised on a net entitlements basis according to the terms of the PSC.

Interest income

Interest income is recognized on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Other income

Other income is recognised in the statement of comprehensive income at the fair value of the consideration received or receivable, net of GST, when the significant risks and rewards of ownership have been transferred to the buyer or when the service has been performed.

The gain or loss arising on disposal of a non-current asset is included as other income at the date control of the asset passes to the buyer. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(h) **Exploration and evaluation project expenditure**

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Ultimate recoupment of costs is dependent on successful development and commercial exploitation, or alternatively, sale of respective areas.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

(i) Impairment

The carrying amounts of the Company's and consolidated entity's assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indications exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds the recoverable amount. Impairment losses are recognised in the statement of comprehensive income, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

(j) Calculation of recoverable amount

For oil and gas assets the estimated future cash flows are based on estimates of hydrocarbon reserves, future production profiles, commodity prices, operating costs and any future development costs necessary to produce the reserves. Estimates of future commodity prices are based on contracted prices where applicable or based on forward market prices where available.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the assets belongs.

(k) Reversals of impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. No impairment loss is reversed in respect of goodwill.

(l) Capitalisation of borrowing costs

Borrowing costs, including interest and finance charges relating to major oil and gas assets under development up to the date of commencement of commercial operations, are capitalised as a component of the cost of development. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rates.

Borrowing costs incurred after commencement of commercial operations are expensed.

(m) Production properties

Production properties are carried at balance date at cost less accumulated amortisation and accumulated impairment losses. Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

(n) Property, plant and equipment

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%

All items of property, plant and equipment are initially recorded at cost. Property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

(o) Cash and cash equivalents

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

(p) Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest and less, where applicable, any unearned income and allowance for doubtful accounts.

(q) Payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Trade payables are normally paid within 30 days.

(r) Provisions

A provision is recognised in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risk specific to the liability.

Restoration

Provisions for future environmental restoration are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities, abandoning wells and restoring the affected areas.

The provision of future restoration costs is the best estimate of the present value of the future expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the balance sheet date, with a corresponding change in the cost of the associated asset.

The amount of the provision for future restoration costs relating to exploration, development and production facilities is capitalised and depleted as a component of the cost of those activities.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

(s) Employee benefits

The following liabilities arising in respect of employees benefits are measured at their nominal amounts:

- wages and salaries and annual leave expected to be settled within twelve months of the reporting date; and

- other employee benefits expected to be settled within twelve months of the reporting date.

All other employee benefit liabilities expected to be settled more than 12 months after the reporting date are measured at the present value of the estimated future cash outflows in respect of services provided up to the reporting date. Liabilities are determined after taking into consideration estimated future increase in wages and salaries and past experience regarding staff departures. Related on-costs are included.

(t) Joint ventures

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities, revenue and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Notes 12 and 18.

(u) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

(v) Foreign Currency

Functional and presentation currency
The financial statements of each group entity are measured using its functional currency, which is the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars, as this is the parent entity's functional and presentation currency.

Transactions and Balances
Transaction in foreign currencies of entities within the consolidated entity are translated into functional currency at the rate of exchange ruling at the date of the transaction

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of financial year.

Resulting exchange differences arising on settlement or re-statement are recognized as revenues and expenses for the financial year.

(w) Investment in Subsidiaries

Investments in subsidiaries held by Cue Energy Resources Limited are accounted for at cost by the parent company.

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquire. The acquirees identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under AASB 5 'Non-current Assets Held for sale and Discontinued Operations', are recognised at fair value less selling costs.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceed the cost of the business combination, the excess is recognised immediately in the statement of comprehensive income.

(x) Share-based payment transactions

Equity settled transactions:
The Group provides benefits in the form of share-based payments to executives, senior management and general staff. These personnel render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value for the options over ordinary shares are determined using the Black-Scholes Option Valuation Model.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting date has expired and (ii) the Group's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The profit and loss charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 21).

(y) **Financial instruments**

Classification

The group classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Financial assets at fair value through profit or loss

Upon initial recognition a financial asset or financial liability is designated as at fair value through profit or loss when:

(a) an entire contract containing one or more embedded derivatives is designated as a financial asset or financial liability at fair value through profit or loss.

(b) doing so results in more relevant information, because either:

  (i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising gains or losses on them on different bases.

  (ii) a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not designated as at fair value though profit or loss.

Present investment strategy is to keep assets in a highly liquid state and almost all of the investment assets are held in cash.

A gain or loss arising from a change in the fair value of a financial asset or financial liability classified as at fair value through profit or loss is recognised in profit or loss.

Derivate financial instruments and hedging

The Group can use derivative financial instruments (including forward currency contracts, forward commodity contracts and interest rate swaps) to hedge its risks associated with foreign currency, commodity prices and interest rate fluctuations. Such derivate financial instruments are initially recognised at fair value on the date at which a derivate contract is entered into and are subsequently remeasured to fair value.

Certain other derivate instruments which are economic hedges are also held for trading for the purpose of making short-term gains. These derivatives do not qualify for hedge accounting and changes in fair value are recognised immediately in profit or loss in income or expenses.

Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Held for trading derivate assets and liabilities are classified as current in the statement of financial position. Derivative assets and liabilities are classified as non-current when the remaining maturity is more than 12 months, or current when the remaining maturity is less than 12 months.

The fair values of forward currency contracts are calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swaps are determined using a valuation technique based on cash flows discounted to present value using current market interest rates. The vair value of commodity contracts are also determined using a discounted cash flow valuation technique using cash flow estimates based on observable and unobservable forward prices for the commodity.

Any gains or losses arising from changes in the fair value of derivates, except for those that qualify as cash flow hedges, are taken directly to profit or loss for the year.

Non-listed investments for which fair value cannot be reliably measured, are carried at cost and tested for impairment.

Held-to-Maturity Investments
Fixed term investments intended to be held to maturity are classified as held-to-maturity investments. They are measured at amortised cost using the effective interest rate method.

Loans and Receivables
Loan and receivables are measured at fair value at inception and subsequently at amortised cost using the effective interest rate method. Interest income is recognised by applying the effective interest rate method.

Available-for-Sale
Available-for-sale financial assets include any financial assets not included in the above categories and are measured at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity. The cumulative gain or loss is held in equity until the financial asset is de-recognised, at which time the cumulative gain or loss held in equity is recognised in profit and loss. An impairment loss arising in relation to an "available-for-sale" instrument is recognised directly in profit and loss for the period.

Financial Liabilities
Financial liabilities include trade payables, other creditors and loans from third parties including inter-company balances and loans from or other amounts due to director-related entities.

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

Impairment of financial assets
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the statement of comprehensive income. Impairment losses recognised in the statement of comprehensive income on equity instruments classified as available-for-sale are not reversed through the statement of comprehensive income.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 2.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont')

(z) Equity

Share Issue Costs
Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

(aa) Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to ownership of the asset, are classified as finance leases. Finance leases are capitalised, recorded as an asset and a liability equal to the present value of the minimum lease payments, including any residual payments as determined by the lease contract. Leased assets are amortised on a straight line basis over the estimated useful lives where it is likely that the consolidated entity will obtain legal ownership of the asset on expiry of the lease. Lease payments are allocated over both the lease interest expense and the lease liability.

Lease payments for operating leases where substantial risks and benefits remain with the lessor are charged as expenses in the periods in which they are incurred.

(ab) Contributed equity

Ordinary share capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(ac) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:
• costs of servicing equity (other than dividends) and preference share dividends;
• the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
• other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(ad) Rounding

The amounts contained in this financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

2 FINANCIAL INSTRUMENTS

The Group's principle financial instruments comprise receivables, payables, borrowings, available for sale financial assets, cash and short term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk through management's regular assessment of financial risks. The objective of the assessment is to support the delivery of the Group's financial targets whilst protecting future financial security.

The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, commodity price risk, other price risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risk to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rate, foreign exchange and commodity prices. Aging analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

These risks are summarised below.

Primary responsibility for identification and control of financial risks rests with the Chief Financial Officer under the authority of the Board. The Board reviews and agrees management's assessment for managing each of the risks identified below, including foreign currency risk, interest rate risk, credit allowances, and future cash flow forecast projections.

The carrying amounts and net fair values of the economic entity's financial assets and liabilities at balance date are:

Consolidated	**CARRYING AMOUNT**		**NET FAIR VALUE**	
	2010 $'000	**2009 $'000**	**2010 $'000**	**2009 $'000**
Financial assets				
Cash and cash equivalents	29,373	4,324	29,373	4,324
Trade and other receivables	13,035	7,035	13,035	7,035
Other financial assets	1,420	337	1,420	337
Non-traded financial assets	43,828	11,696	43,828	11,696
Financial liabilities				
Trade and other payables	4,090	4,805	4,090	4,805
Current liability - tax	4,478	725	4,478	725
Borrowings	14,123	24,193	14,123	24,193
Non-traded financial liabilities	22,691	29,723	22,691	29,723

2 FINANCIAL INSTRUMENTS (cont')

Risk Exposures and Responses

(a) Fair Values

The financial assets and liabilities of the Group are recognised on the statement of financial position at their fair value in accordance with the accounting policies in Note 1.

Net Fair Values

The net fair value of traded instruments have been valued at the quoted market bid price at balance date adjusted for transaction costs expected to be incurred. For other assets and other liabilities the net fair value approximates their carrying value

Basis for determining fair values

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments:

Trade and other receivables

The carrying value less impairment provision of trade receivables is a reasonable approximation of their fair values due to the short-term nature of trade receivables.

Available-for-sale financial assets

The fair value of available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

Derivatives

15,000 barrels per month have been sold forward up until 31 December 2010 at Tapis USD86 per barrel (2009: nil). Fair value is determined by reference to active market pricing at balance date.

Financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. Where these cash flows are in a foreign currency the present value is converted into Australian dollars at the foreign exchange spot rate prevailing at reporting date.

The following table details the entities fair value of financial instruments categorised by the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

	Level 1	Level 2	Level 3	Level 4
30 June 2010				
Financial assets held at fair value through profit & loss				
Forward Sale (Swap) instrument	1,420	-	-	1,420
Total	**1,420**	-	-	**1,420**

2 FINANCIAL INSTRUMENTS (cont')

(b) Interest Rate Risk

The Group's exposure to market interest rate is related primarily to the Group's cash deposits (Note 25b) and borrowings (Note 16).

At balance date, the Group had the following mix of financial assets and liabilities exposed to Australian and overseas variable interest rate risk that are not designated in cash flow hedges:

	Consolidated	
	2010	**2009**
	$'000	**$'000**
Financial Assets		
Cash & cash equivalents	29,373	4,324
Financial Liabilities		
Borrowings	(14,123)	(24,193)
Net exposure	15,250	(19,869)

The Group constantly analyses its interest rate opportunity and exposure. Within this analysis consideration is given to existing positions and alternative arrangement on fixed or variable deposits.

The following sensitivity analysis is based on the interest rate opportunity/risk in existence at balance date.

At 30 June, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

2 FINANCIAL INSTRUMENTS (cont')

Based upon the average balance of net exposure during the year, if interest rates changed by +/-1%, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated	
	2010 $000's	2009 $000's
Impact on post-tax profit		
Interest rates +1%	161	48
Interest rates –1%	(161)	(48)
Impact on equity		
Interest rates +1%	161	48
Interest rates –1%	(161)	(48)

A movement of + and – 1% is selected because this historically is within a range of rate movements and available economic data suggests this range is reasonable.

(c) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States dollars.

The Board approved the policy of holding certain funds in United States dollars to manage foreign exchange risk.

The Group's exposure to foreign exchange risk at the reporting date was as follows (holdings are shown in AUD equivalent):

	30 June 2010			30 June 2009		
Consolidated	**USD $'000**	**NZD $'000**	**PNG KINA $'000**	**USD $'000**	**NZD $'000**	**PNG KINA $'000**
Financial assets:						
Cash and cash equivalents	22,693	363	9	4,299	-	2
Receivables	12,608	302	-	6,312	691	-
Financial liabilities:						
Current payables	2,830	968	5	2,052	1,220	-
Borrowings	14,123	-	-	24,193	-	-

2 FINANCIAL INSTRUMENTS (cont')

For the year ended as at 30 June, if the currencies set out in the table below, strengthened or weakened against the US dollar by the percentage shown, with all other variables held constant, net profit for the year would increase/(decrease) and net assets would increase / (decrease) by:

	Consolidated	
	2010 $000's	**2009 $000's**
Impact on post-tax profit		
AUD/USD +10%	(1,589)	(1,563)
AUD/USD -10%	1,589	1,563
Impact on equity		
AUD/USD +10%	(1,589)	(1,563)
AUD/USD -10%	1,589	1,563

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments. A movement of + and – 10% is selected because a review of recent exchange rate movements and economic data suggests this range is reasonable.

(d) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities the quantum of which at this stage cannot be measured.

Commodity price risk exposure

The Group is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The Group may enter into commodity crude oil price swap and option contracts to manage its commodity price risk.

At 30 June 2010 the Group has an open oil price swap contract (2009: nil). The contract is current for 90,000 barrels at Tapis USD86 per barrel. Sensitivity of the oil swap contract to changes of +/- 20% would impact on post tax profit and equity as follows:

	Consolidated	
	2010 $000's	**2009 $000's**
Impact on post-tax profit		
US dollar oil price +20%	199	-
US dollar oil price –20%	(199)	-
Impact on equity		
US dollar oil price +20%	199	-
US dollar oil price –20%	(199)	-

If the US dollar oil price changed by +/-20% from the average oil price during the year, with all other variables held constant, the estimated impact on post-tax profit and equity would have been:

	Consolidated	
	2010 $000's	**2009 $000's**
Impact on post-tax profit		
US dollar oil price +20%	6,157	5,518
US dollar oil price –20%	(6,157)	(5,518)
Impact on equity		
US dollar oil price +20%	6,157	5,518
US dollar oil price –20%	(6,157)	(5,518)

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments. A movement of + and – 20% is selected because a review of historical oil price movements and economic data suggests this range is reasonable.

2 FINANCIAL INSTRUMENTS (cont')

Other price risks
The Group is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments and the potential impact of any movements in equity market prices would have an insignificant impact on profit and equity.

The Group's sensitivity to equity prices has not changed significantly from the prior year.

(e) Liquidity Risk

Liquidity Risk is the risk that the group, although balance sheet solvent, cannot meet or generate sufficient cash resources to meet its payment obligations in full as they fall due, or can only do so at materially disadvantageous terms.

Ultimate responsibility for liquidity risk management rests with the board of directors, who have established an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

During the current financial year the Group predominantly funded the Maari oil field development from external borrowings as part of its liquidity risk management process. As the field is now in production, the production receipts will be used to directly pay down the project borrowings directly reducing the Group's exposure to liquidity risk.

During the year the Company raised equity of $9.668 million.

The Group is consequently more than sufficiently solvent to meet its payment obligations in full as they fall due.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group aims at maintaining flexibility in funding to meet ongoing operational requirements, exploration and development expenditure, and small-to-medium-sized opportunistic projects and investments, by keeping committed credit facilities available.

2 FINANCIAL INSTRUMENTS (cont')

(e) Liquidity Risk (cont')

Financing arrangements

The Group had access to the following undrawn borrowing facilities as at reporting date:

	Consolidated	
	30 June 2010 $'000	**30 June 2009 $'000**
Floating rate		
- Expiring beyond one year (Project facility)	-	498

The following table analyses the contractual maturities of the Group's financial liabilities into relevant groupings based on the remaining period at the reporting date to the contractual undiscounted cash flows comprising principal and interest repayments. Estimated variable interest expense is based upon appropriate yield curves existing as at 30 June 2010.

	12 months or less $000's	1 to 2 years $000's	2 to 5 years $000's	More than 5 years $000's
Consolidated				
2010				
Non-derivative financial liabilities				
Trade and other payables[(i)]	4,090	-	-	-
Current tax liability	4,478	-	-	-
Bank loans	7,720	6,403	-	-
	16,288	6,403	-	-
2009				
Non-derivative financial liabilities				
Trade and other payables	4,805	-	-	-
Current tax liability	725	-	-	-
Bank loans	8,642	7,776	7,775	-
	14,172	7,776	7,775	-

(i) Repayment within 3 months.

2 FINANCIAL INSTRUMENTS (cont')

(f) Credit Risk

Credit risk arises from the financial assets of the group, which comprise cash and cash equivalents, trade and other receivables, available-for-sale financial assets. The Group's exposure to credit risk arises from potential default of the counter party, with maximum exposure equal to the carrying amount of these instruments. Exposure at balance date is addressed in each applicable note.

The Group does not hold any credit derivatives to offset its credit exposure.

The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Group's policy to securitize its trade and other receivables.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. The risks are regularly monitored.

At balance date there are no significant concentrations of credit risk within the Group.

3 REVENUE

	CONSOLIDATED	
	2010 $000's	2009 $000's
Operating Revenue		
Production income	54,700	30,445
Other Income		
Management fees	163	165
Interest from cash and cash equivalents	322	157
Profit on sale of available for sale Financial assets	474	-
Profit on sale of exploration assets	4,505	-
Oil Hedge Recognition (at fair value)		
- realised	575	-
- unrealised	1,420	-
-		
Net foreign currency gain	2,329	1,776
Other income	9,788	2,098
Total Revenue	64,488	32,543

4 EXPENSES

	CONSOLIDATED	
	2010 $000's	2009 $000's
Operating Expenses		
Production costs	11,076	8,466
Amortisation production properties	11,418	15,504
Interest expense	240	323
Exploration and evaluation costs written off (Note 12)	236	26,972
Other Expenses		
Depreciation	26	38
Employee expense (net of superannuation)	1,307	1,278
Superannuation contribution expense	156	214
Administrative expenses	522	499
Operating lease expense	156	154
Other expense	2,167	2,183
Total Operating Expenses	25,137	53,448

5 AUDITORS REMUNERATION

	CONSOLIDATED	
	2010	2009
Amounts paid or due and payable to the auditor for:		
Audit or review of the financial reports	71,500	66,000
Other Services:		
Tax compliance	20,000	20,000
	91,500	86,000

No other services were provided by the auditor during the period, other than those set out above.

6 TAXATION

	CONSOLIDATED ENTITY	
	2010 $'000	2009 $'000
INCOME TAX EXPENSE		
Current tax	3,160	2,311
Adjustment to prior periods	822	-
Deferred tax	7,859	1,742
	11,841	**4,053**
Income tax expense/(benefit) is attributable to:		
Profit from continuing operations	11,841	4,053
	11,841	**4,053**
Aggregate income tax expense		
Deferred Income tax (revenue)/expenses included in income tax comprises:		
Decrease/(increase) in deferred tax assets	(3,456)	2,457
(Decrease)/increase in deferred tax liabilities	11,315	(715)
	7,859	**1,742**
Numerical reconciliation of income tax expense to prima facie tax on accounting profit/(loss)		
Profit/(loss) from continuing operations before income tax expense	39,351	(20,905)
Tax expense/(benefit) at Australian tax rate of 30% (2009: 30%)	11,805	(6,272)
Exploration written off	-	2,831
Equity cost deductions	(214)	(214)
Share based payments		65
Difference in overseas tax rates	1,770	(1,074)
Non-Allowable/(Allowable) mining deductions	-	798
Movement in the deferred tax balances	-	(2,926)
Tax losses carried forward	-	2,739
Adjustments to current tax from prior periods	(822)	-
Previously unrecognised tax losses now recognised to reduce tax expense	(698)	-
Income tax expense/(benefit)	**11,841**	**(4,053)**
Tax losses		
Unused tax losses for which no deferred tax asset has been recognised	19,509	22,804
Potential tax benefit at 30%	**5,853**	**6,841**
Current tax liabilities		
Income tax payable attributable to:		
Parent Entity	-	-
Other wholly owned subsidiaries	4,478	725
	4,478	**725**

6 TAXATION (cont')

Non-current assets – deferred tax assets	**Tax Losses $000's**	**Total $000's**
Movements - Consolidated		
At 30 June 2008	14,125	14,125
(Charged)/credited to the income statement	(2,457)	(2,457)
At 30 June 2009	11,668	11,668
(Charged)/credited to the income statement	3,456	3,456
At 30 June 2010	15,124	15,124

Non-current – deferred tax liabilities	**Exploration Assets**	**Total**
Movements – Consolidated		
At 30 June 2008	(16,617)	(16,617)
(Charged)/credited to the income statement	715	715
At 30 June 2009	(15,902)	(15,902)
(Charged)/credited to the income statement	(11,315)	(11,315)
At 30 June 2010	(27,217)	(27,217)
Deferred tax balances – net impact on income tax expenses		
30 June 2009	3,172	(4,700)
30 June 2010	(7,862)	7,859

The Company has also prepared forward projections of taxable future profits over 5 years to determine whether it will have sufficient taxable profits to recoup the losses it has recorded in the current period as deferred tax assets. These projections are based upon taxable income to the subsidiary entity in the form of hydrocarbon receipts.

CORRECTION TO PRIOR PERIOD DEFERRED TAX BALANCES

At 30 June 2009 deferred tax liabilities were understated by $2,376,000 and deferred tax assets were overstated by $1,690,000. This had the effect of overstating operating profit after tax in the 30 June 2009 financial year by $4,066,000. Operating profit before tax was not impacted. A restated 30 June 2009 Statement of Financial Position and Statement of Comprehensive Income has been included in the Annual Report. The correction did not impact the opening Statement of Financial Position at 1 July 2008, so consequently at 1 July 2008 a Statement of Financial Position is not required to be disclosed.

7 CAPITAL AND RESERVES

	CONSOLIDATED			
	2010	2009	**2010**	2009
	$000's	$000's		
(a) Share Capital				
Issued and paid up 693,319,718				
(2009: 628,239,007) ordinary fully paid shares				
Balance at 1 July 2009	141,800	141,800	628,239,007	628,239,007
Entitlement offer of 1 for 5 @ 0.15 cents				
64,455,711 shares	9,668	-	64,455,711	-
625,000 shares issued to employees (refer to share	-	-		
based payment reserve)			625,000	-
Closing balance	**151,468**	**141,800**	**693,319,718**	**628,239,007**

Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the Sale of all surplus assets in proportion to the number of and moneys paid up on shares held. Ordinary shares entitle holders to one vote, either in person or by proxy at a meeting of the Company. The Company has an unlimited authorised capital and the shares have no par value.

	CONSOLIDATED	
	2010	2009
	$000's	$000's
(b) Share Based Payment Reserve		
Balance at 1 July	334	118
Share Rights		
625,000 share rights granted 16/04/08		
Vested 01/01/10	46	92
150,000 share rights granted 01/10/08		
Vesting 01/01/011	11	9
Options		
01/10/08 333,334 options @ 22.5 cents [(i)]	-	22
01/10/08 333,333 options @ 25 cents [(i)]	-	21
01/10/08 333,333 options @ 35 cents [(i)]	-	8
12/02/09 1,700,000 options @ 15 cents [(i)]	-	64
Closing balance	**391**	**334**

(i) Grant of 2,700,000 options to executives and employees.

Share based payment reserve

Nature and purpose of reserve

This reserve is used to record the value of equity benefits provided as part of agreements entered into by the company during the year. Refer to note 23 and the remuneration section of the Director's Report for details.

(c) Unlisted Options

As at 30 June 2010 the following Unlisted options were outstanding:

5,800,000 Unlisted options to employees, over fully paid shares. Options are exercisable as follows:

No. of Options 01/07/09	Exercise Price (cents)	Grant Date	Expiry Date	Granted During Year	Expired	Lapsed	No. of Options 30/6/10	Vested
1,700,000	15	12/02/09	19/04/12	-	-	-	1,700,000	1,700,000
333,334	22.5	01/10/08	19/04/12	-	-	-	333,334	333,334
333,333	25	01/10/08	19/04/12	-	-	-	333,333	333,333
333,333	35	01/10/08	19/04/12	-	-	-	333,333	333,333
1,000,000	35	04/04/08	01/06/10	-	1,000,000	-	-	-
1,033,334	20	23/04/07	19/04/12	-	-	-	1,033,334	1,033,334
1,033,333	22.5	23/04/07	19/04/12	-	-	-	1,033,333	1,033,333
1,033,333	25	23/04/07	19/04/12	-	-	-	1,033,333	1,033,333
6,800,000				-	1,000,000	-	5,800,000	5,800,000

There are no further conditions attached to the options.

7 CAPITAL AND RESERVES (cont')

(d) Share Rights

As at 30 June 2010, the following unlisted share rights were outstanding:

150,000 Unlisted share rights to employees over fully paid shares. Share rights are exercisable as follows:

No. of Share Rights 01/07/09	Exercise Price (cents)	Grant Date	Expiry Date	Granted During Year	Expired	Shares Issued	No. of Share Rights 30/6/10	Vested
625,000	-	16/04/08	01/01/10	-	-	625,000	-	625,000
150,000	-	03/10/08	01/01/11	-	-	-	150,000	-
775,000	-			-	-	625,000	150,000	625,000

Share rights granted on 16 April 2008 vested during the 30 June 2010 financial year on 1 January 2010. This consisted of 200,000 share rights granted to both R.J. Coppin and A.M. Knox respectively. The share rights granted vested based on the key management personnel remaining as executives of the company over the vesting period. The share rights were valued based on the ASX market value of the company's shares on the grant date with the fair value of the 200,000 shares being valued at 0.25 cents for each R.J. Coppin and A.M. Knox respectively.

Options:

Option holders do not have the right to receive a dividend and are not entitled to vote at a meeting of the Company. Options may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised.

(e) Available for sale financial assets reserve

Nature and purpose of reserve

The fair value reserve recognises the cumulative net change in the fair value of the available for sale investments until the investment is realised. Refer to Statement of Changes in Equity for movement in the reserve accounts.

7 CAPITAL AND RESERVES (cont')

(f) Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital available to the entity.

Management are constantly adjusting the capital structure to take advantage of favourable costs of capital or high returns on assets. As the market is constantly changing, management may change the amount of dividends to be paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

During 2010 management did not pay any dividends.

There has been no change to the strategy adopted by management to control the capital of the entity.

The gearing ratios for the year ended 30 June 2010 and 30 June 2009 are as follows:

	Consolidated Group	
	2010 $000's	**2009 $000's**
Borrowings	14,123	24,193
Trade and other payables	8,568	5,530
Total	22,691	29,723
Less cash and cash equivalents	29,373	4,324
Net debt	(6,682)	25,399
Total equity	99,426	62,332
Total capital	151,468	141,800
Gearing ratio	-	40%

The gearing ratio has substantially decreased from 2009, proceeds from production from the Maari oil field has been used to reduce the Groups borrowings which funded the development of the Maari oil field development.

Cue Taranaki Pty Ltd, pursuant to its debt facility arrangements, has undertaken not to issue shares to third parties. Apart from this undertaking the Group is not subject to any externally imposed capital requirements.

8 TRADE AND OTHER RECEIVABLES

	Consolidated Group	
	2010 $000's	2009 $000's
Current receivables		
Trade receivables	6,295	6,307
Non-trade receivables and prepayments	6,740	728
	13,035	7,035
The ageing of trade receivables at the reporting date was as follows:		
Less than one month	6,295	6,307
One to three months	-	-
Three to six months	-	-
Six to twelve months	-	-
Greater than twelve months	-	-
	6,295	6,307

Trade receivables are non-interest-bearing and settlement terms are generally within 30 days.

Trade receivables are neither past due nor impaired and relate to a number of independent customers for whom there is no recent history of default.

At 30 June 2010 non trade receivables include an amount of $6.047 million owing from the sale of exploration assets, which was paid on 10 August 2010.

Impaired receivables
At 30 June 2010 there were no current trade receivables that were impaired (2009: $nil).

The balance of the allowance for impairment in respect of trade receivables at 30 June 2010 was $nil (2009: $nil). There has been no movement in the allowance during the year.

The Directors consider the carrying value of receivables reflect their fair values.

9 PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED	
	2010	2009
	$000's	$000's
Office and computer equipment		
Cost	288	265
Accumulated depreciation	(216)	(190)
	72	75

Reconciliation of the carrying amounts of each class of property plant and equipment at the beginning and end of the current financial year are set out below:

	CONSOLIDATED	
	2010	2009
	$000's	$000's
Balance at beginning of year	75	112
Additions	23	1
Disposals	-	-
Depreciation expense	(26)	(38)
Balance at end of year	72	75

10 OTHER FINANCIAL ASSETS

	CONSOLIDATED	
	2010	2009
	$000's	$000's
Current		
Recognition of oil swap based on market price at balance date	1,420	-
Non-Current		
Fair value of exchange listed shares based on quoted market price at balance date	-	337
Balance at end of year	1,420	337

11 SHARES IN SUBSIDIARIES AT BALANCE DATE

Subsidiary Companies	PARENT				
	2010 $	2009 $	Interest Held	Country of Incorporation	Principal Activity
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue (Ashmore Cartier) Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Cue Taranaki Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty ltd	-	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,286,678	1,286,678	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,286,678)	(1,286,678)			
	-	-			
Cue Exploration Pty Ltd	1,929,077	1,929,077	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,343,808)	(1,343,808)			
	585,269	585,269			
Total	585,277	585,278			

All companies in the Group have a 30 June balance date. During the year the entire shareholding in Omati Oil Pty Ltd, which held an interest in the Kimu gas field in PRL8 in PNG, was sold. No other changes have occurred in ownership percentage interest during the year.

12 EXPLORATION AND EVALUATION EXPENDITURE

	CONSOLIDATED	
	2010 $000's	2009 $000's
Costs carried forward in respect of areas of interest in exploration and evaluation phase	17,377	31,176
Expenditure incurred during the year	7,515	13,173
Expenditure written off during the year	(75)	(26,972)
Closing balance	24,817	17,377
Accumulated costs incurred on current areas of interest net of amounts written off -		
- Sampang PSC	8,530	5,400
- PNG PRL 9	1,894	826
- PNG PPL 190	180	85
- PNG PDL 3 (non unitized)	209	228
- PNG PRL 8	-	1,462
- Carnarvon Basin EP363	45	50
- WA-359-P	117	116
- WA-360-P	450	372
- WA-361-P	144	143
- WA-389-P	5,982	5,441
- WA-409-P	106	86
- T/37P	2,041	2,082
- T/38P	762	787
- PEP 38413	-	8
- PEP 51313	2,612	-
- PEP 51149	1,300	-
- AC/RL7	445	291
Net accumulated exploration and evaluation expenditure	24,817	17,377

13 IMPAIRMENT OF PRODUCTION PROPERTY ASSETS

At 30 June 2010 the Group reassessed the carrying amount of its oil and gas assets , Production Properties (refer Note 14 and Note 1(j)), for indicators of impairment such as changes in future prices, future costs and reserves. As a result, the recoverable amounts of cash-generating units were formally reassessed but no impairment write-downs were required.

Estimates of recoverable amounts are based on the assets' value in use, determined by discounting each asset's estimated future cash flows at asset specific discount rates. The pre-tax discount rates applied were equivalent to post-tax discount rates of 10% (2009: 10%) depending on the nature of the risks specific to each asset. Where an asset does not generate cash flows that are largely independent from other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

14 PRODUCTION PROPERTIES

	CONSOLIDATED	
	2010 $000's	2009 $000's
Balance at beginning of year	68,290	55,486
Expenditure incurred during the year	9,842	28,308
Amortisation and restoration expense	(11,418)	(15,504)
Balance at end of year	66,714	68,290
Net accumulated costs incurred on areas of interest		
- PNG PDL 3 (unitized)	617	1,662
- Oyong – Sampang PSC[(i)]	17,581	20,727
- Maari – PMP 38160	48,516	45,901
Total	66,714	68,290

(i) As a result of a project arrangement in the Jeruk field within the Sampang PSC, Indonesia; Cue may have to reimburse certain monies spent by the incoming party from future profit oil within the Sampang PSC. However, due to the significant uncertainty surrounding the probability of having to make such reimbursement the Company has not recorded a liability in relation to the costs that may be reimbursed.

15 TRADE AND OTHER PAYABLES

	CONSOLIDATED	
	2010 $000's	2009 $000's
Current		
Trade Creditors and accruals	4,040	4,755
Directors and Director related entities	50	50
	4,090	4,805

The Directors consider the carrying amount of payables reflect their fair values. Trade creditors are generally settled within 30 days. The Group does not have any significant concentration of credit risks.

16 INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings. For more information about the Group's exposure to interest rate and foreign currency risk, see Note 2.

	CONSOLIDATED	
	2010 $000's	2009 $000's
Interest bearing liabilities		
Bank loans – secured - current	7,720	8,642
- non-current	6,403	15,551
	14,123	24,193

BANK LOANS – SECURED

A lending facility of US$20 million was entered into during the 2008 reporting period which bears a floating rate of interest. The facility is secured by a first charge over the Group's interests in the Maari assets in New Zealand with a carrying amount at 30 June 2010 of $48.516 million. The parent company has also provided a financial guarantee for Cue Taranaki Pty Ltd's performance, as required by the Maari FPSO lease and contract. The Group is subject to certain covenants which are common for such a facility. The average rate for the year was 1.5% (2009: 1.7%), and $14.1 million (2009: $24.1 million) was outstanding at the balance sheet date. The facility is available until 2012, and the current amount drawn down is expected to be fully repaid by 2012 directly from production receipts following commencement of production in February 2009.

17 PROVISIONS

	CONSOLIDATED	
	2010 $000's	**2009 $000's**
Current		
Employee benefits	348	113
Non-Current		
Employee benefits	33	196
Restoration	840	840
	873	1,036

Movements in each class of provision during the financial year, other than provisions relating to employee benefits are set out below:

	Total Restoration $000's
Consolidated	
Balance at 1 July 2009	840
Provisions made during the year	-
Provisions used during the year	-
Balance at 30 June 2010	840

Restoration

Provisions for future removal and restoration costs are recognised where there is a present obligation as a result of exploration, development, production, transportation or storage activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include costs of removing facilities, abandoning wells and restoring the affected areas. Expected timing of outflow of restoration liabilities is not in the next 12 months from balance date.

18 INTERESTS IN JOINT VENTURES

PROPERTY	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM²)	NET AREA (KM²)	PERMIT EXPIRY DATE
Petroleum Exploration Properties					
Bass Basin - Tasmania					
T/37P	Cue Energy Resources Limited	50	2,629	1,315	08/12/2011
T/38P	Cue Energy Resources Limited	50	1,442	721	08/12/2012
T/38P (i)	Cue Energy Resources Limited	10	1,176	118	08/12/2012
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	(ii)	322	32	25/10/2012
WA-359-P	Cue Energy Resources Limited	50	1,218	609	31/01/2011
WA-360-P	Cue Energy Resources Limited	15	1,215	243	31/01/2012
WA-361-P	Cue Energy Resources Limited	15	1,216	182	31/01/2011
WA-389-P	Cue Energy Resources Limited	100	3,825	3,825	29/08/2013
WA-409-P	Cue Energy Resources Limited	50	569	284	30/04/2014
Timor Sea					
ACR/L7	PTTEP Australasia Pty Ltd	20	420	84	Retention Licence
New Zealand					
PMP 38160	OMV New Zealand Limited	5	80	4	02/12/2027
PEP 51149	Todd Exploration Limited	20	636	127	22/09/2013
PEP 51313	Todd Exploration Limited	20	2,593	519	29/07/2014
Papua New Guinea					
PRL 9	Barracuda Pty Ltd	14.894	596	89.1	17/12/2012
PPL 190	Oil Search Ltd	10.947	1,866	196.6	05/06/2011
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15 (8.181818 Jeruk field)	2,006	300.9	04/12/2027
Petroleum Production and Exploration Properties					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021

(i) Area farmed out for the drilling of the Spikey Beach well
(ii) 10% option on working interest

18 INTERESTS IN JOINT VENTURES (cont')

	CONSOLIDATED	
	2010	**2009**
	$000's	**$000's**
The share of assets and liabilities of the joint ventures and borrowings attributed to Joint Ventures have been included under the relevant headings:		
Current Assets:		
Receivables	6,606	6,999
Non Current Assets:		
Exploration and Evaluation Expenditure (Note 12)	24,817	17,377
Production Properties (Note 14)	66,714	68,290
Net Assets employed in the Joint Ventures	91,531	85,667
Current Liabilities:		
Payables – cash calls by operator	-	4,614
Borrowings	7,720	-
Non Current Liabilities:		
Borrowings	6,403	24,193
Other	840	840
Income	54,700	30,445
Expenses	22,970	51,190

No contingent liabilities exist. Commitments are disclosed in Note 19.

19 COMMITMENTS FOR EXPENDITURE

a) Exploration Tenements

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

	CONSOLIDATED	
	2010	**2009**
	$000's	**$000's**
Not later than one year	2,587	1,608
Later than one year but not later than 2 years	6,782	1,395
Later than 2 years but not later than 5 years	216	3,187
Later than 5 years	-	-
	9,585	6,190

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to Joint Venture projects.

19 COMMITMENTS FOR EXPENDITURE (cont')

b) Development Expenditure

	CONSOLIDATED	
	2010	**2009**
	$000's	**$000's**
Not later than one year	13,100	7,462
Later than one year but not later than 2 years	4,300	-
Later than 2 years but not later than 5 years	-	-
Later than 5 years	-	-
	17,400	7,462

All development expenditure commitments relates to the development of oil and gas fields.

c) Lease Commitments

	CONSOLIDATED	
	2010	**2009**
	$000's	**$000's**
Non-cancellable operating lease relating to rentals are payable as follows:		
Not later than one year	95	67
Later than one year but not later than five years	-	-
Later than five years	-	-
	95	67

During the year ended 30 June 2010 the Group recognised $0.15 million (2009: $0.15 million) as an expense in the income statement in respect of operating leases. The lease over the Company's business premises has not been finalised. The expected expenditure over the ensuing financial year is expected to be approximately $0.16 million.

20 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the year:

- Cue finalised the Woodside farmin to WA-389-P in the offshore Carnarvon Basin whereby Woodside has obtained a 65% interest. Woodside will pay Cue US$5 million in past costs and fund the acquisition of 1440 square kilometres of 3D seismic data, the reprocessing of existing 3D seismic data and the drilling of the first exploration well. Cue will retain a 35% free carry through the farmin work programme.

Apart from this matter, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

21 EARNINGS PER SHARE

	CONSOLIDATED	
	2010	2009
Basic earnings/(loss) per share	$0.04	($0.04)
Diluted earnings/(loss) per share	$0.04	($0.04)
Net profit/(loss) after tax ($'000)	$27,510	($24,958)
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic earnings per share	689,848,012	628,239,007

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity of the Parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

	Consolidated	
	2010 $000's	2009 $000's
Earnings used in the calculation of basic and diluted earnings per share reconciles to the net profit after tax in the income statement as follows:		
Net profit/(loss) attributable to ordinary equity holders of the Parent from continuing operations	27,510	(24,958)
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:	690,871,346	628,239,007
Partly paid shares		-
Share options on issue [(i)]	1,023,334	6,800,000
Share acquisition rights		-
Diluted earnings/(loss) per share	$0.04	($0.04)

[(i)] Options outstanding issued under the Cue Energy's Executive Share Option Plan issued to eligible executives have been classified as potential ordinary shares and included in the calculation of diluted earnings/(loss) per share in 2010. For the prior reporting period, the Company has reported a Net Loss and therefore the share options to eligible executives and employees issued are considered anti-dilutive and therefore not included in the calculation for the 2009 year.

21 EARNINGS PER SHARE (cont')

During the year, Nil (2009: Nil) options were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options and partly paid shares assumed to be issued for nil consideration weighted with reference to the date of conversion. The weighted average number to be included in 2010 is 1,023,334 (2009: Nil).

Information Concerning the Classification of Securities

All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share is not materially different from basic earnings per share. The options have been included in the determination of basic earnings per share. Details relating to the options are set out in Note 7(c).

22 FINANCIAL REPORTING BY SEGMENTS

Segment Information

The Group operates predominantly in one business, namely the exploration development and production of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest-earning assets and revenue, interest-bearing, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic Segments

The Group operates primarily in Australia but also has international operations in Indonesia, Papua New Guinea and New Zealand.

2010	Australia	NZ	Indonesia	PNG	All Other Segments	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Production Revenue	-	28,480	22,574	3,646	-	54,700
Production Expenses	-	(3,950)	(5,977)	(1,149)	-	(11,076)
Gross Profit	-	24,530	16,597	2,497	-	43,624
Other revenue	9,788	-	-	-	-	9,788
Earnings before interest, tax, depreciation and amortisation	6,825	25,398	16,596	2,452	-	51,271
Interest revenue	322	-	-	-	-	322
Interest expense	-	240	-	-	-	240
Depreciation and Amortisation	26	6,014	4,356	1,047	-	11,443
Impairment Writedowns	166	-	-	70	-	236
Income tax expense	-	3,473	8,531	(163)	-	11,841

22 FINANCIAL REPORTING BY SEGMENTS (cont')

2009						
Production Revenue	-	5,327	19,937	5,181	-	30,445
Production Expenses	-	(965)	(6,476)	(1,025)	-	(8,466)
Gross Profit	-	4,362	13,461	4,156	-	21,979
Other revenue	2,098	-	-	-	-	2,098
Earnings before interest, tax, depreciation and amortisation	(3,898)	8,211	13,463	4,156	-	21,932
Interest revenue	157	-	-	-	-	157
Interest expense	-	323	-	-	-	323
Depreciation and Amortisation	38	1,477	12,479	1,547	-	15,541
Impairment Writedowns	76	-	11,282	15,614	-	26,972
Income tax expense	-	3,038	(1,136)	2,151	-	4,053
Total segment assets						
30 June 2010	47,377	68,116	31,084	3,978	-	150,555
30 June 2009	14,138	49,816	41,666	5,179	-	110,799
Total segment liabilities						
30 June 2010	623	33,023	15,865	1,618	-	51,129
30 June 2009	516	30,561	14,020	1,677	-	46,774

Reconciliation of earnings before interest, tax, depreciation and amortisation (EBITDA) to Net Profit before Income Tax:

	2010 $'000	2009 $'000
EBITDA	51,271	21,932
Interest expense	(240)	(323)
Depreciation	(26)	(38)
Amortisation	(11,418)	(15,504)
Impairment writedowns	(236)	(26,972)
Net Profit before Income Tax	39,351	(20,905)

The Board assesses the performance of the operating segments based upon a measure of earnings before interest, tax, depreciation and amortisation.

The Company operated predominantly in one industry, exploration and production of hydrocarbons.

23 SHARE BASED PAYMENTS

Directors and Employee Benefits – Share Based Payment Plans

Ownership based compensation payments for employees and executives of the group are made at the discretion of the Board.

Share-based payments
The following reconciles the outstanding options and share rights granted as remuneration at the beginning and end of the year.

	2010 Number of Share Rights	2010 Number of Options
Balance at beginning of the Year	775,000	6,800,000
Granted during the Year	-	-
Forfeited during the Year	-	-
Expired during the Year	-	(1,000,000)
Issued Shares during the Year	(625,000)	-
Balance at end of the Year	150,000	5,800,000

Weighted average remaining contractual life of share rights is 0.5 years (2009: 1.5 years) and the remaining weighted average contracted life of options is 1.75 years (2009: nil). Range of exercise prices for options is disclosed in the Remuneration Report.

	2009 Number of Share Rights	2009 Number of Options
Balance at beginning of the Year	625,000	4,100,000
Granted during the Year	150,000	2,700,000
Lapsed/forfeited during the Year	-	-
Expired during the Year	-	-
Issued Shares during the Year	-	-
Balance at end of the Year	775,000	6,800,000

Range of exercise prices for options as share rights is disclosed in the Remuneration Report.

23 SHARE BASED PAYMENTS (cont')

Share Based Payments Granted – Share entitlements and Options over Ordinary Shares

	Number of Share Rights Granted	Number of Options Granted
2009 **Grant Dates**		
1 October 2008	150,000[(i)]	1,000,000
12 February 2009	-	1,700,000
2007 **Grant Dates**		
23 April 2007	-	3,100,000
	150,000	**5,800,000**

(i) expiring 1 January 2011

Key Assumptions used in Determining Value of Employee Entitlement Shares During the Year

Assumptions used	Ordinary Shares Right[(i)]	Ordinary Shares Right[(ii)]
Current date	01/10/08	16/04/08
Share Price – grant date	18 cents	25 cents
Volatility of Share Price	N/A	N/A
Exercise Price	N/A	N/A
Date of maturity	01/01/11	01/01/10
Risk Free rate of Interest	4.5%	4.5%
Expected Dividend Yield	-	-
Vesting Date	01/01/11	01/01/10
Valuation	$11,351	$46,623

Total expense for share based payments recognized during the financial year ended 30 June 2010 $58,066 (2009: $100,424).

(i) Shares Rights Granted – Executives and Employees

On 1 October 2008, rights to 150,000 ordinary shares were granted to an employee. The shares have not been issued and will not vest until 01/01/11 based on the employee's continued tenure of employment.

(ii) These shares vested and were issued 1 January 2010

The shares are measured based on their fair value at grant date. This fair value is based on the market price. The vesting conditions are not taken into account when estimating the fair value of the shares but will be taken into account by adjusting the number of shares expected to vest. Assuming the employees are expected to remain employed and therefore the shares are expected to vest, the fair value of the shares is recognised over the period from grant date to vesting date.

24 KEY MANAGEMENT PERSONNEL AND RELATED PARTY DISCLOSURES

Key Management Personnel

The following were Directors of Cue Energy Resources Limited during the financial year:

Chairman
R.G. Tweedie (Non-Executive)

Executive Director
A.M. Knox - Resigned 09/10/09

Non-Executive Directors
L. Musca
E. Geoffrey Albers – Resigned 04/09/09
S.J. Koroknay - Appointed 09/10/09

Key Management Personnel
Executives (other than Directors with the authority for strategic direction and management).

Name	Position
R.J. Coppin	Chief Executive Officer
A.M. Knox	Company Secretary and Chief Financial Officer

Remuneration

Management Personnel

Total remuneration payments and equity issued to Directors and Key Management personnel are summarised below:

Elements of Directors and executives remuneration:

- Short term employments benefits
- Post employment benefits – superannuation
- Share based payments – shares

Directors and Key Management Personnel Compensation

The aggregate compensation of the directors and key management personnel of the entity is set out below:

	CONSOLIDATED ENTITY	
	2010	2009
	$	$
Short term employment benefits	734,227	598,157
Post employment benefits	91,960	141,993
Other long term benefits	-	-
Termination benefits	-	-
Share based payment	136,486	229,850
	962,673	970,000

Refer to the Remuneration Report in the Director's Report for detailed compensation disclosures on key management personnel.

24 KEY MANAGEMENT PERSONNEL AND RELATED PARTY DISCLOSURES (cont')

Options holdings

The number of options in ordinary shares in the Company held during the financial year by each Director of Cue Energy Resources Limited and each of the Executive Key Management Personnel including their personally related entities are set out below:

2010	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Directors						
R.G. Tweedie	-	-	-	-	-	-
S.J. Koroknay	-	-	-	-	-	-
L. Musca	-	-	-	-	-	-
Executives						
R.J. Coppin	2,000,000	-	-	500,000	1,500,000	1,500,000
A.M. Knox	2,000,000	-	-	500,000	1,500,000	1,500,000

2009	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Directors						
R.G. Tweedie	-	-	-	-	-	-
S.J. Koroknay	-	-	-	-	-	-
L. Musca	-	-	-	-	-	-
Executives						
R.J. Coppin	1,500,000	500,000	-	-	2,000,000	2,000,000
A.M. Knox	1,500,000	500,000	-	-	2,000,000	2,000,000

Options issued have been valued using the Black Scholes option valuation methodology and are not based on Company performance, but indu practice. Estimated volatility is based on share price over the preceding 12 months. There are no further conditions attached to the options.

Shareholdings	Balance at start of year	Acquired during year on exercise of options	Other Purchases	Purchases as Part of Directors Savings Plan*	Sales During the year	Balance at Report Date
Directors 2010						
R.G. Tweedie	3,088,539	-	-	274,938	-	3,363,477
S.J. Koroknay[(i)]	-	-	100,000	-	-	100,000
L. Musca	12,771,227	-	-	-	-	12,771,227
Directors 2009						
R.G. Tweedie	2,656,972	-	-	431,567	-	3,088,539
L. Musca	12,555,444	-	-	215,783	-	12,771,227
Executives 2010						
R.J. Coppin	1,500,000	-	200,000	-	-	1,700,000
A.M. Knox	1,938,336	-	398,909	-	-	2,337,245
Executives 2009						
R.J. Coppin	1,500,000	-	-	-	-	1,500,000
A.M. Knox	1,865,280	-	73,056	-	-	1,938,336

* Share purchases made on behalf of Directors as part of their remuneration for the year ended 30 June 2010.

24 KEY MANAGEMENT PERSONNEL AND RELATED PARTY DISCLOSURES (cont')

Related party transactions and balances.

Members of the Board of Directors

The Directors in office during the year were L. Musca, R.G. Tweedie, E.G. Albers (resigned 04/09/09), A.M. Knox (resigned 09/10/09) and S.J. Koroknay (appointed 09/10/09). During the year Directors' fees for the parent company of $181,886 were paid (2009: $199,944). Included in this amount are cash payments of $66,667 to Leon Nominees Pty Ltd of which one Director is associated, $29,252 to S.J. Koroknay $19,300 to SJK Superannuation Funds of which one Director is associated and $12,055 to E.G. Albers.

The permits with Todd Petroleum Mining Limited, with which one director is associated, are PEP 51313 and PEP 51149. Todd Petroleum Mining Limited is the operator of PEP 51313 and PEP 51149. Refer Note 18 for further details. Cash calls paid on these licenses were $3.976M (2009: nil).

The joint venture arrangements are on commercial terms.

Consolidated Entities

Details of controlled entity companies are shown in Note 11.

Advances to/(from) controlled entities net of provisions at balance date are as follows:

	2010 $	2009 $
Galveston Mining Corporation Pty Ltd	2,803,088	2,868,735
Cue Exploration Pty Ltd	6,293,700	5,645,968
Cue PNG Oil Pty Ltd	2,668,066	2,909,507
Cue (Ashmore Cartier) Pty Ltd	398,226	284,423
Cue Sampang Pty Ltd	10,853,003	25,296,550
Cue Taranaki Pty Ltd	20,651,806	16,249,918
Cue Energy Holdings Ltd	(573,720)	(573,720)
Omati Oil Pty Ltd	-	1,579,902
	43,094,169	54,261,283

Repayment of amounts owing to the Company at 30 June 2010 and all future debts due to the Company, by the controlled entity are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the controlled entities as and when it is needed to enable the controlled entities to continue operations.

The parent company has provided a financial guarantee for Cue Taranaki's performance, as required by the Maari FPSO lease and contract.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $480,000 (2009: $480,000) and interest of $462,673 (2009: $485,521) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd. Management fees of $1,132,745 (2009: $120,853) and interest of $1,233,293 (2009: $1,098,754) was charged respectively by the parent company to Cue Taranaki Pty Ltd

25 NOTES TO THE STATEMENT OF CASH FLOW

	CONSOLIDATED	
	2010	2009
	$000's	$000's
(a) Reconciliation of operating profit / (loss) to net cash flows from operating activities:		
Reported profit / (loss) after tax	27,510	(24,958)
Impact of changes in working capital items		
Decrease/(increase) in receivables	(11,483)	3,721
Increase/(decrease) in payables	15,763	(698)
Items not involving cash flows		
Depreciation	26	38
Amortisation	11,418	15,504
Employee benefits	72	(4)
Net loss/(gain) on foreign currency conversion	(744)	(1,775)
Write down/(up) value of exploration expenditure	75	26,972
Reserve movement	(417)	214
Net cash flows from operating activities	42,220	19,014
(b) Cash comprises cash balances held within Australia and overseas:		
Australia	29,364	4,322
Papua New Guinea	9	2
Cash and bank balances	29,373	4,324
Statement of Cash Flow cash balance	**29,373**	**4,324**

26 NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

PARENT ENTITY INFORMATION

Information relating to Cue Energy Resources Limited:

	PARENT ENTITY	
	2010	2009
	$'000	$'000
Financial position		
Current assets	**37,222**	4,360
Non-current assets	**43,751**	55,832
Total assets	**80,973**	60,192
Current liabilities	**(541)**	(878)
Non-current liabilities	**(32)**	(196)
Total liabilities	**(573)**	(1,074)
Net assets	**80,400**	59,118
Contributed equity	**151,468**	141,800
Reserves	**391**	475
Accumulated losses	**(71,459)**	(83,157)
Net assets	**80,400**	59,118
Financial performance		
Total revenue	**140,025**	1,288
Profit/(loss) for the period	**11,697**	(9,146)
Comprehensive income/(loss) for the period	**11,697**	(9,146)

Repayment of amounts owing to the Company at 30 June 2010 and all future debts due to the Company, by the controlled entity are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the controlled entities as and when it is needed to enable the controlled entities to continue operations.

Capital Commitments

There are no commitments for the acquisition of plant and equipment contracted for at the reporting date.

Finance Leases

There are no commitments in relation to finance leases.

Contingent Liabilities

The parent entity is not subject to any liabilities that are considered contingent upon events known at balance date.



Chartered Accountants
& Business Advisers

INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Report on the Financial Report

We have audited the accompanying financial report of Cue Energy Resources Limited, which comprises the statement of financial position as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising Cue Energy Resources Limited and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1(b), the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with Australian Accounting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's Opinion

In our opinion:

(a) the financial report of Cue Energy Resources Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2010 and of its performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1(b).

Tel: 61 3 9603 1700 | Fax: 61 3 9602 3870 | www.pkf.com.au

PKF | ABN 83 236 985 726

Level 14, 140 William Street | Melbourne | Victoria 3000 | Australia

GPO Box 5099 | Melbourne | Victoria 3001



Chartered Accountants
& Business Advisers

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 25 to 30 of the directors' report for the period ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Cue Energy Resources Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

PKF

PKF

David J Garvey
Partner

30 September 2010
Melbourne